Exhibit 99.1

QIWI plc

Consolidated financial statements

For the year ended December 31, 2013

QIWI plc

Consolidated financial statements

for the year ended December 31, 2013

Content

Report of independent registered public accounting firm

The Board of Directors and members of QIWI plc

We have audited the accompanying consolidated statements of financial position of QIWI plc as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIWI plc as of December 31, 2012 and 2013, and of its financial performance and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and IFRS as published by the IASB.

/s/ Ernst & Young LLC

Moscow, Russia

March 12, 2014 except for Notes 9 and 33 as to which the date is June 9, 2014.

A member firm of Ernst & Young Global Limited

QIWI plc

Consolidated statement of financial position

As of December 31, 2013

(in thousands of Rubles, except per share data)

	Notes	As of December 31, 2012	As of December 31, 2013
Assets
Non-current assets
Property and equipment	11	105,653	307,500
Goodwill and other intangible assets	12, 13	1,975,930	2,405,645
Long-term debt instruments	31	616,473	1,376,862
Long-term loans	14	185,384	10,637
Investments in associates	7	100,436	—
Deferred tax assets	27	101,805	183,333
Other non-current assets	17	16,377	38,394

Total non-current assets		3,102,058	4,322,371

Current assets
Trade and other receivables	15	3,437,671	2,772,297
Short-term loans	14	324,086	65,430
Short-term debt instruments	31	1,751,119	1,635,291
Prepaid income tax		37,835	60,537
VAT and other taxes receivable		19,511	12,478
Cash and cash equivalents	16	9,943,160	11,636,913
Other current assets	17	93,334	159,264

Total current assets		15,606,716	16,342,210

Total assets		18,708,774	20,664,581

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	18	904	907
Additional paid-in capital		1,876,104	1,876,104
Other reserve		101,124	337,254
Retained earnings		569,317	573,604
Translation reserve		705	10,757

Total equity attributable to equity holders of the parent		2,548,154	2,798,626

Non-controlling interest		(49,311)	(94,766)

Total equity		2,498,843	2,703,860

Non-current liabilities
Long-term borrowings	19	38,762	109,351
Long-term deferred revenue		43,605	31,629
Deferred tax liabilities	27	44,065	58,630
Other non-current liabilities		—	7,625

Total non-current liabilities		126,432	207,235

Current liabilities
Short-term borrowings	19	26,105	635
Trade and other payables	20	14,934,194	16,768,973
Amounts due to customers and amounts due to banks	21	944,549	831,226
Income tax payable		9,558	10,823
VAT and other taxes payable		138,742	95,403
Deferred revenue		30,048	46,233
Other current liabilities		303	193

Total current liabilities		16,083,499	17,753,486

Total equity and liabilities		18,708,774	20,664,581

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2013

(in thousands of Rubles, except per share data)

		Year ended December 31
	Notes	2011	2012	2013

Revenue	22	8,158,097	8,911,438	11,666,050
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	23	5,572,609	5,454,288	6,396,499
Selling, general and administrative expenses	24	1,543,688	1,838,797	2,607,718
Depreciation and amortization	11, 12	140,598	129,051	113,100
Impairment of intangible assets and goodwill	12, 13	—	3,636	5,479

Profit from operations		901,202	1,485,666	2,543,254

Gain on bargain purchase	5.2	14,765	—	—
Gain/(loss) from disposal of subsidiaries		7,024	(1,027)	—
Change in fair value of derivative financial assets		—	(328)	—
Other income		9,620	16,669	20,615
Other expenses	25	(73,182)	(28,738)	(20,089)
Foreign exchange gain/(loss), net		(12,083)	(21,126)	8,021
Share of loss of associates	7	(22,926)	(13,236)	(78,896)
Impairment of investment in associates	7	—	—	(21,540)
Interest income	22	6,146	25,510	22,204
Interest expense	22	(4,064)	(7,520)	(28,686)

Profit before tax from continuing operations		826,502	1,455,870	2,444,883

Income tax expense	27	(240,523)	(407,729)	(609,509)

Net profit from continuing operations		585,979	1,048,141	1,835,374

Discontinued operations
Loss from discontinued operations	8	(156,255)	(240,363)	—

Net profit		429,724	807,778	1,835,374

Attributable to:
Equity holders of the parent		519,993	910,138	1,873,226
Non-controlling interests		(90,269)	(102,360)	(37,852)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		2,907	2,477	4,561

Total comprehensive income, net of tax		432,631	810,255	1,839,935

Attributable to:
Equity holders of the parent		524,451	912,095	1,883,278
Non-controlling interests		(91,820)	(101,840)	(43,343)

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	10	10.00	17.50	36.00
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	10	11.46	20.72	36.00

Diluted, profit attributable to ordinary equity holders of the parent	10	10.00	17.50	35.70
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	10	11.46	20.72	35.70

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated cash flow statement

for the year ended December 31, 2013

(in thousands of Rubles, except per share data)

		Year ended December 31
	Notes	2011	2012	2013
Cash flows from operating activities
Profit before tax from continuing operations		826,502	1,455,870	2,444,883
Loss before tax from discontinued operations	8	(137,568)	(233,535)	—

Profit before tax		688,934	1,222,335	2,444,883

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	11, 12	156,586	137,101	113,100
Loss/(gain) on disposal of property, plant and equipment		5,321	(91)	12,739
Impairment of investment in associates	7	—	—	21,540
Impairment of intangible assets and goodwill	12	8,225	3,636	5,479
Foreign exchange loss (gains), net		32,738	(22,770)	(8,021)
Interest expense/(income), net	22	(130,646)	(243,490)	(346,013)
Bad debt expense/(recovery)	14, 15	97,426	211,030	266,711
Loss/(gain) on loans issued at rate different from market	25	30,993	(8,042)	—
Change in financial assets at fair value through profit or loss	31	—	328	—
Gain from disposal of subsidiaries and discontinued operations	8	(39,859)	(45,519)	—
Loss recognized in remeasurement of fair value before classification as assets held for sale	8	—	167,333	—
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	25	16,609	24,298	—
Loss on acquisition of non-controlling interest classified as a liability	25	12,252	—	—
Gain on bargain purchase	5.2	(14,765)	—	—
Share of loss of associates	7	28,740	13,236	78,896
Share-based payments	32	—	65,718	230,937
Other		11,910	3,588	4,609

Operating profit before changes in working capital		904,464	1,528,691	2,824,860
(Increase)/decrease in trade and other receivables		(703,506)	(1,028,028)	508,751
Decrease in rent prepayment		225,700	—	—
Increase in other assets		(45,302)	(8,741)	(92,553)
Increase/(decrease) in amounts due to customers and amounts due to banks		152,309	(490,038)	(102,750)
Increase in accounts payable and accruals		1,575,986	4,041,454	1,593,765
Loans (issued)/repaid from banking operations		(39,518)	(324,199)	257,194

Cash generated from operations		2,070,133	3,719,139	4,989,267
Interest received		174,409	170,904	467,205
Interest paid		(6,088)	(6,608)	(24,194)
Income tax paid		(189,650)	(384,281)	(706,512)

Net cash flow from operating activities		2,048,804	3,499,154	4,725,766

Cash flows from investing activities
Acquisitions of shares in subsidiaries, net of cash acquired	5.1, 5.2	(11,955)	(1,062)	(44)
Payment for assignment of loans		—	—	(90,750)
Net cash inflow on disposal of subsidiaries	8	1,166	12,931	4,000
Purchase of property and equipment		(90,906)	(35,587)	(182,823)
Proceeds from sale of property and equipment		5,093	5,349	6,848
Purchase of intangible assets		(47,941)	(42,229)	(192,385)
Loans issued		(23,576)	(17,752)	(24,508)
Repayment of loans issued		2,985	33,638	29,715
Purchase of debt instruments		(635,011)	(1,649,547)	(2,862,535)
Proceeds from settlement of debt instruments		1,143,750	289,500	2,111,902
Purchase of investments in associates	7	(4,240)	(92,859)	—

Net cash (used in)/generated from investing activities		339,365	(1,497,618)	(1,200,580)

Cash flows from financing activities
Proceeds from borrowings		48,221	52,253	34,068
Repayment of promissory notes issued		(8,421)	(16,297)	—
Repayment of borrowings		(15,916)	(3,395)	(2,526)
Proceeds from/(disbursements of) from overdraft facilities, net		2,132	(47,452)	—
Transactions with non-controlling interest	6	9,748	10,340	—
Other financing		(22,177)	—	—
Dividends paid to owners of the Group	26.1	(424,720)	(865,687)	(1,881,082)
Dividends paid to non-controlling shareholders	26.1	(60,803)	(914)	(2,098)
Compensation from underwriters	26.2	—	—	72,836
Distribution of underwriters’ commission	26.2	—	—	(67,643)
Net cash used in financing activities		(471,936)	(871,152)	(1,846,445)
Effect of exchange rate changes on cash and cash equivalents		2,327	2,335	15,012

Net increase in cash and cash equivalents		1,918,560	1,132,719	1,693,753

Cash and cash equivalents at the beginning of year	16	6,891,881	8,810,441	9,943,160

Cash and cash equivalents at the end of year	16	8,810,441	9,943,160	11,636,913

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2013

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital		Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
		Number of shares issued and outstanding	Amount

As of December 31, 2012	18	52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

Profit (loss) for the year		—	—	—	—	1,873,226	—	1,873,226	(37,852)	1,835,374
Foreign currency translation		—	—	—	—	—	10,052	10,052	(5,491)	4,561

Total comprehensive income		—	—	—	—	1,873,226	10,052	1,883,278	(43,343)	1,839,935

Share-based payments	32	—	—	—	230,937	—	—	230,937	—	230,937
Exercise of options	32	118,794	3	—	—	—	—	3	—	3
Reimbursement of expenses from the underwriters	26.2	—	—	—	72,836	—	—	72,836	—	72,836
Non-proportional distribution of the reimbursement from the underwriters	26.2	—	—	—	(67,643)	—	—	(67,643)	—	(67,643)
Dividends (35.86 per share)	26.1	—	—	—	—	(1,868,939)	—	(1,868,939)	—	(1,868,939)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	(2,112)	(2,112)

As of December 31, 2013		52,118,794	907	1,876,104	337,254	573,604	10,757	2,798,626	(94,766)	2,703,860

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity (continued)

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital		Additional paid-in capital		Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
		Number of shares issued and outstanding	Amount		Other reserves

As of December 31, 2011	18	15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

Profit (loss) for the year		—	—	—	—	910,138	—	910,138	(102,360)	807,778
Foreign currency translation		—	—	—	—	—	1,957	1,957	520	2,477

Total comprehensive income		—	—	—	—	910,138	1,957	912,095	(101,840)	810,255

Split of shares	18	51,285,000	—	—	—	—	—	—	—	—
Issue of share capital	18	700,000	14	—	—	—	—	14	—	14
Share-based payments	32	—	—	—	65,718	—	—	65,718	—	65,718
Disposal of subsidiaries	8	—	—	—	—	—	(7,267)	(7,267)	132,718	125,451
Contribution from non-controlling interest without change in ownership	6	—	—	—	2,595	—	—	2,595	7,745	10,340
Dividends (16.67 per share)	26.1	—	—	—	—	(866,900)	—	(866,900)	—	(866,900)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	(914)	(914)

As of December 31, 2012	18	52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity (continued)

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital		Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
		Number of shares issued and outstanding	Amount

As of December 31, 2010	18	15,000	890	1,876,104	5,909	422,623	1,557	2,307,083	41,250	2,348,333

Profit (loss) for the year		—	—	—	—	519,993	—	519,993	(90,269)	429,724
Foreign currency translation		—	—	—	—	—	4,458	4,458	(1,551)	2,907

Total comprehensive income		—	—	—	—	519,993	4,458	524,451	(91,820)	432,631

Share in changes in equity of associates	7	—	—	—	31,508	—	—	31,508	—	31,508
Transactions with non-controlling interest in subsidiaries	6	—	—	—	(1,555)	—	—	(1,555)	10,669	9,114
Acquisition of subsidiaries		—	—	—	—	—	—	—	(1,287)	(1,287)
Other changes in equity		—	—	—	(3,051)	—	—	(3,051)	8,850	5,799
Dividends (8.01 per share)	26.1	—	—	—	—	(416,537)	—	(416,537)	—	(416,537)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	(54,682)	(54,682)

As of December 31, 2011	18	15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2013

(in thousands of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (formerly known as QIWI limited) (the Company, QIWI) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, office 203 P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of Qiwi plc and its subsidiaries for the year ended December 31, 2013 were authorized for issue by Board of Directors on February 28, 2014.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, Romania, United States of America (USA) and United Arab Emirates (UAE) and maintain banking activity supporting processing of payments.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Groups of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

During 2013 year QIWI plc completed initial public offering (May 2, 2013) of 13,473,808 and secondary offering of 9,427,546 (October 1, 2013) of Class B Shares in the form of American Depositary Shares (ADS).

All of the ADSs were offered by selling shareholders. QIWI did not receive any proceeds from the offerings.

None of the direct or indirect shareholders has control over the Company. Therefore there is no ultimate parent of the Group.

Information on the Company’s principal subsidiaries is disclosed in Note 6.

2.	Principles underlying preparation of consolidated financial statements

2.1	Basis of preparation

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

The Group’s subsidiaries maintain and prepare their accounting records and prepare their statutory accounting reports in accordance with domestic accounting legislation. Standalone financial statements of subsidiaries are prepared in their respective functional currencies (see Note 3.3 below).

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.1	Basis of preparation (continued)

In accordance with European regulation No 1606/2002 dated July 19, 2002, the 2013 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/ index_en.htm). Comparative figures are presented for 2011 and 2012 compiled using the same basis of preparation. For the reported periods, there are no differences as applies to the Group between the accounting standards and interpretations endorsed by the European Union and the standards and interpretations published by the International Accounting Standards Board (IASB). Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB. These consolidated financial statements are based on the underlying accounting records appropriately adjusted and reclassified for fair presentation in accordance with IFRS. IFRS adjustments include and affect but not limited to such major areas as consolidation, revenue recognition, accruals, deferred taxation, fair value adjustments, business combinations and impairment.

The Group adopted IFRS as approved by the IASB and EU (see above) by applying IFRS 1 First-Time Adoption of International Financial Reporting Standards in its first IFRS financial statements for the year ended December 31, 2008, with January 1, 2007 being its date of transition to IFRS. At the time of adoption, IFRS 1 requires a first-time adopter to disclose reconciliations that give sufficient detail to enable users to understand the material adjustments to the balance sheet and requires reconciliations of equity reported under previous GAAP to its equity under IFRS. At the time of adoption of IFRS, the Company’s primary operations were in Russia and the CIS. The Company did not previously prepare consolidated financial statements and concluded that a reconciliation of its IFRS consolidated financial statements to the Company’s parent company separate financial statements would not be meaningful. IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the general requirement to apply IFRS as effective for December 2007 year-end retrospectively. The Group has applied the following exemption: cumulative currency translation differences for all foreign operations were deemed to be zero as of January 1, 2007.

IFRS 1 also prohibits retrospective application of some aspects of other IFRSs. In this respect, the estimates at the date to transition to IFRS are consistent with those made for the same dates in accordance with local GAAP by the Group’s subsidiaries (after adjustments to reflect any differences in accounting policies).

The Group applied no other exemptions either allowed or required by IFRS 1.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of QIWI plc and its subsidiaries as of December 31 each year.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.2	Basis of consolidation (continued)

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee.

•	Rights arising from other contractual arrangements.

•	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full, except for the foreign exchange gains and losses arising on intra-group loans.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

Acquisitions and disposals of non-controlling interests are accounted for as equity transactions. Written put options over non-controlling interests acquired for no consideration separately from the business combination are recognized as a financial liability at acquisition date, with an offset to Other reserves. The financial liability is measured at the fair value of its redemption amount. All subsequent changes in the carrying amount of the financial liability are recognized in the parent’s profit or loss. The exercise of such put options is accounted for as an acquisition of non-controlling interest: the Group derecognizes the financial liability and recognizes an offsetting credit in equity, using the same component of Other reserves. If the put option expires unexercised, the financial liability is reclassified to Other reserves.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary.

•	Derecognises the carrying amount of any non-controlling interests.

•	Derecognises the cumulative translation differences recorded in equity.

•	Recognises the fair value of the consideration received.

•	Recognises the fair value of any investment retained.

•	Recognises any surplus or deficit in profit or loss.

•	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial years except for the changes described below. The Group has adopted the following new and amended IFRS and IFRIC interpretations as of January 1, 2013:

Standard	Content of change	Impact

IFRS 10 Consolidated Financial Statements	Single control model that applies to all entities including special purpose entities. Changed definition of control.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 11 Joint Arrangements	Option to account for jointly controlled entities (JCEs) using proportionate consolidation has been removed. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 12 Disclosure of Interests in Other Entites	Requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities in accordance with the amended requirements of IAS 27, IAS 28, IFRS 10, and IFRS 11.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 13 Fair value management	Single source of guidance under IFRS for all fair value measurements.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 1 Presentation of Financial Statements	Presentation of items of Other Comprehensive Income: requirement to disclose separately the items that could be reclassified to profit or loss at a future point of time and the items that will never be reclassified.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 1 Clarification of the requirements for comparative information	Clarification of the requirement for comparative information: clarifying difference between voluntarily additional comparative information and minimum required comparative information.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 19 Employee Benefits	Option to defer the recognition of changes in net defined benefit liability has been eliminated. Amendments to disclosure requirements.	The changes did not have any significant effect on the Company’s financial position or financial results.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB but not yet effective and not yet adopted by EU

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements and not yet endorsed in EU are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

Standard	Content of change	Impact and effective date

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.

The standard is effective for annual periods beginning on or after January 1, 2015.The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will likely have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.
Hedge accounting	The amendments introduced a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions.

Own credit	As part of the amendments, the changes introduced also enable entities to change the accounting for liabilities that they have elected to measure at fair value, before applying any of the other requirements in IFRS 9. This change in accounting would mean that gains caused by a worsening in an entity’s own credit risk on such liabilities are no longer recognised in profit or loss. These amendments will facilitate earlier application of this long-awaited improvement to financial reporting.

IAS 36 Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets	These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which impairment loss has been recognized or reversed during the period.

These amendments are effective retrospectively for annual periods beginning on or after January 1, 2014 with earlier application permitted,

provided IFRS 13 is also applied. The Company does not expect the amendments to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

Standard	Content of change	Impact and effective date

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.	These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

IAS 32 Offsetting Financial Assets and Financial Liabilities	These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.	These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

IAS 19 Employee Benefits entitled Defined Benefit Plans: Employee Contributions	These narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service.	These amendments are effective for annual periods beginning on or after July 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria.	These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

IFRS 14 Regulatory Deferral Accounts	IFRS 14 allows rate-regulated entities to continue recognising regulatory deferral accounts in connection with their first-time adoption of IFRS. Existing IFRS preparers are prohibited from adopting this standard. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate regulation and the effects of that rate regulation on its financial statements.	These amendments are effective for annual periods beginning on or after January 1, 2016 with earlier application permitted. The Company does not expect the amendments to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

Standard	Content of change	Impact and effective date

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached.

IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

Management of the Company has not completed the assessment of the impact of Standards and Interpretations not yet effective as of December 31, 2013 on the Company’s accounting policies.

Annual Improvements to IFRSs 2010-2012 Cycle

Annual Improvements to IFRSs 2010-2012 Cycle is a collection of amendments to IFRSs in response to eight issues addressed during the 2010-2012 cycle for annual improvements to IFRSs. It includes the following amendments:

•	IFRS 2 Share-based Payment: Definition of vesting condition.

•	IFRS 3 Business Combinations: Accounting for contingent consideration in a business combination.

•	IFRS 8 Operating Segments: Aggregation of operating segments.

•	IFRS 8 Operating Segments: Reconciliation of the total of the reportable segments’ assets to the entity’s assets.

•	IFRS 13 Fair Value Measurement: Short-term receivables and payables.

•	IAS 16 Property, Plant and Equipment: Revaluation method – proportionate restatement of accumulated depreciation.

•	IAS 24 Related Party Disclosures: Key management personnel.

•	IAS 38 Intangible Assets: Revaluation method – proportionate restatement of accumulated amortization.

Annual Improvements to IFRSs 2011-2013 Cycle.

Annual Improvements to IFRSs 2011-2013 Cycle is a collection of amendments to IFRSs in response to four issues addressed during the 2011-2013 cycle. It includes the following amendments:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards: Meaning of ‘effective IFRSs’.

•	IFRS 3 Business Combinations: Scope exceptions for joint ventures.

•	IFRS 13 Fair Value Measurement: Scope of paragraph 52 (portfolio exception).

•	IAS 40 Investment Property: Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

The Company does not expect the amendments to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination (see below).

If a business combination results in the termination of pre-existing relationships between the Group and the acquiree, then the Group identified any amounts that are not part of what the Group and the acquiree exchanged in the business combination. The Group recognizes as part of application the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognised either in either profit or loss or as a change to OCI. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

Transaction costs that the Group incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred (were zero for all periods presented).

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.1	Business combinations and goodwill (continued)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired are assigned to those units.

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

3.2	Investments in associates

The Group’s investment in its associate is accounted for using the equity method. An associate is an entity in which the Group has significant influence.

Under the equity method, the investment in the associate is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group’s share of the results of operations of the associate. When there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit of an associate is shown on the face of the statement of comprehensive income. This is the profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associates are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of an associate and its carrying value and recognizes the amount in the statement of comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.3	Foreign currency translation

The consolidated financial statements are presented in Russian rubles (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on retranslation of non-monetary items is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the foreign operations is generally the respective local currency – US Dollar (U.S.$), Euro (€), Kazakhstan tenge (KZT), Belarussian ruble (BYR), Moldovan leu (MDL), Latvian Lats (LVL) and New Romanian leu (RON).

As of the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the weighted average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the profit or loss.

The exchange rates of the Russian ruble to each respective currency as of December 31, 2013 and 2012 were as follows:

Exchange rates at December 31	2012	2013

US Dollar	30.3727	32.7292
Euro	40.2286	44.9699
Kazakhstan Tenge (100)	20.2107	21.3088
Belarus Ruble (10,000)	35.3376	34.3073
Moldovan Leu (10)	25.1014	25.0798
Latvian Lats	57.6989	64.0744
New Romanian Leu (10)	90.8247	100.8910

The currencies listed above are not a fully convertible outside the territories of countries of their operations. Related official exchange rates are determined daily by the Central Bank of the Russian Federation (further CB RF). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective Central Banks. The translation of assets and liabilities denominated in the currencies listed above into RUB for the purposes of these financial statements does not indicate that the Group could realize or settle, in RUB, the reported values of these assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported RUB value of capital and retained earnings to its shareholders.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.4	Property and equipment

3.4.1	Cost of property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment in value. Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

3.4.2	Depreciation and useful lives

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Bank equipment	3-20 years
Processing servers and engineering equipment	3-10 years
Computers and office equipment	3-5 years
Other equipment	2-7 years

The asset’s residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

3.5	Intangible assets

3.5.1	Software and other intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit, generally 3-5 years. During the period of development, the asset is tested for impairment annually.

3.5.2	Software development costs

Development expenditure on an individual project is recognized as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development.

3.5.3	Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.5	Intangible assets (continued)

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer base (agents collecting cash from ultimate customers)	4 years
Software	3-6 years
Licenses	3-5 years
Bank license	indefinite
Trademarks and other rights	3-5 years

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Indefinite-lived intangible assets include the acquired banking license with a carrying value of 183,076 as of December 31, 2013 and 2012. It is considered indefinite-lived as the related license is expected to be renewed indefinitely.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of comprehensive income when the asset is derecognized.

3.6	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset, other than Goodwill and intangible assets with indefinite useful life, may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries, if applicable, or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs, to which the individual assets are allocated.

These budgets and forecast calculations generally cover a period of five years or longer, when management considers appropriate. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the last year.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.6	Impairment of non-financial assets (continued)

Impairment losses of continuing operations are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount.

That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as of December 31.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31, either individually or at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

3.7	Financial assets

3.7.1	Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets on initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in “change in fair value of derivative financial assets”, “other gains” or “other losses” in the statement of comprehensive income.

Financial assets designated upon initial recognition at fair value through profit or loss are designated at their initial recognition date and only if the criteria under IAS 39 are satisfied.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are carried at amortized cost using the effective interest rate method less any allowance for impairment. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Debt instruments

Debt instruments and financial investments are non-derivative financial assets with fixed or determinable payments and fixed maturities, which the Group has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate (EIR), less impairment.

If the Group sold or reclassified more than an insignificant amount of debt instruments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held to maturity during the following two years.

Due from banks and loans and advances to customers

‘Due from banks’ and ‘Loans and advances to customers’, include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•	Those that the Group intends to sell immediately or in the near term and those that the Group upon initial recognition designates at fair value through profit or loss;

•	Those that the Group, upon initial recognition, designates as available for sale; or

•	Those for which the Group may not recover substantially all of its initial investment, other than because of credit deterioration.

After initial measurement, amounts ‘Due from banks’ and ‘Loans and advances to customers’ are subsequently measured at amortized cost, less allowance for impairment.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

Where the loan, on drawdown, is expected to be retained by the Group, and not sold in the short term, the commitment is recorded only when the commitment is an onerous contract and it is likely to give rise to a loss (for example, due to a counterparty credit event).

Amortized cost

Held-to-maturity investments, due from banks and loans and advances to customers and debt issued, other borrowed funds and loans and receivables are measured at amortized cost. This is computed using the EIR method less any allowance for impairment. Amortized cost is calculated taking into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. The EIR amortization is included in interest income in the statement of comprehensive income. The losses arising from impairment are recognized in the statement of comprehensive income in finance costs for loans and in cost of sales or other operating expenses for receivables.

3.7.2	Impairment and derecognition of financial assets

Impairment

The Group assesses at each reporting date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost

For financial assets carried at amortized cost (such as loans and receivables, amounts due from banks, loans and advances to customers as well as held-to-maturity investments), the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3.8	Financial liabilities

3.8.1	Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.8	Financial liabilities (continued)

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not meet the hedge accounting criteria as defined by IAS 39.

Gains or losses on liabilities held for trading are recognized in profit or loss.

The Group has not designated any financial liabilities at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

3.8.2	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

3.8.3	Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

•	There is a currently enforceable legal right to offset the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.9	Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less. All these items are included as a component of cash and cash equivalents for the purpose of the statement of financial position and statement of cash flows.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.10	Employee benefits

3.10.1	Current employment benefits

Wages and salaries paid to employees are recognized as expenses in the current period. The Group also accrues expenses for future vacation payments.

3.10.2	Social contributions

Under provisions of the Russian legislation, social contributions are calculated by the Group by the application of a regressive rate (from 34% to 0% in 2011; from 30% to 10% both in 2012 and 2013) to the annual gross remuneration of each employee.

3.11	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.12	Special contribution for defence of the Republic of Cyprus

Companies that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for defence of the Republic of Cyprus is levied at the 15% rate up to August 30, 2011 and 17% thereafter, at 20% rate for the tax years 2012 and 2013 and at the 17% rate for 2014 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

3.13	Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Current income tax relating to items recognized in other comprehensive income is recognized in other comprehensive income.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.13	Income taxes (continued)

Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.14	Revenue and certain expenses recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues and related cost of revenue from services are recognized in the period when services are rendered, regardless of when payment is made.

Payment processing fee revenues and related transaction costs

The Group earns a fee for processing payments initiated by the ultimate customers (“consumers”) to pay to merchants and service providers (“merchants”). Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or through the Group’s website or applications using a unique user login and password (e-payments). Payment kiosks are owned by third parties – cash collection agents (“agents”). When consumer payments are made, the Group incurs payment costs to acquire payments payable to agents, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross, except for the consumer fees on payments collected through payment kiosks, which is recorded in the net amount receivable from the agents-owners of kiosks. Visa payment processing fee revenues and related transaction costs are reported net.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.14	Revenue and certain expenses recognition (continued)

In accordance with terms and conditions of use of QIWI Wallet accounts, the Group charges a fee to its consumers on the balance of unused accounts after certain period of inactivity. Such fees are recorded as revenues in the period a fee is charged to a consumer.

The Group generates revenue from the foreign currency conversion when payments are made in currencies different from the country of the consumer, mainly Russia. The Group recognizes the related revenues at the time of conversion in the amount of conversion commission representing the difference between the current Russian or relevant country Central Bank foreign currency exchange rate and the foreign currency exchange rate charged by the Group’s processing system.

Revenue from advertising and advertising commissions

Advertising revenues are fixed pursuant to contracts with customers, generally advertising agencies, and are recognized monthly based on agreed amount of advertising that were displayed on electronic payment kiosks owned by agents in fixed by agreement period. Revenue from customers and commissions payable to agents for the use of kiosks is recognized gross.

The Group generates revenues from advertising through Short Message Service (SMS) through delivery of advertising messages to the Group’s consumers together with an SMS confirmation of payment made. The Group enters into agreements with advertising agencies and recognizes advertising revenue based on the number of SMS delivered to end consumers at the time of delivery of the respective SMS. The Group concluded that it needs to report these SMSs advertising revenues gross of related SMS expenses. The conclusion is based on the fact that the Group acts a principal in the transaction, because it is ultimately responsible for the delivery of service, has discretion over a choice of SMS delivery channel, determines the price and bears credit risk.

Interest revenue from agents’ overdrafts

The Group charges interest on overdrafts to agents and includes them in revenue. Related revenues are recognized using the EIR method by applying the contractually agreed interest rates to the actual daily amounts outstanding balance of overdrafts.

Revenue and cost from rent of space for kiosks

Revenue from rent of space for kiosks represents revenues received from agents for sublease of space rented from retail shops for installation of the agents’ payment kiosks. Cost of rent of space for kiosks represents payments to retail shops.

The agreements for the lease of space for kiosks from the retail shops and the agreements for the sublease of space for kiosks with the agents are based on a fixed monthly lease fee per one kiosk space. Therefore both lease revenue and cost from rent of space for kiosks are recognized on a straight-line basis over the lease term for each kiosk space. Total revenue and expense for a reporting period is equal to the number of spaces leased multiplied by the applicable lease revenue and cost per single space.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.14	Revenue and certain expenses recognition (continued)

Interest revenue

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR. The carrying amount of the financial asset or financial liability is adjusted if the Group revises its estimates of payments or receipts. Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income from bank loans and short- and long- term investments performed as part of the Group’s treasury function is classified as part of revenues, Interest income derived from loans issued to various 3rd and related parties as part of other arrangements is classified as interest income.

Cash and settlement services

The Group charges a fee for managing cash and deposits, including guarantee deposits from agents placed with the bank to cover consumer payments they accept. Related revenue is recorded as services are rendered or as transactions are processed.

3.15	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in other reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The statement of comprehensive income expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in payroll expense.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense that would have been incurred had the terms not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

When an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in previous paragraph.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.15	Share-based payments (continued)

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

The option awards that are outstanding at December 31, 2012 and 2013 can only be settled in shares, which is why they are accounted for as equity-settled transactions. If awards can be settled in cash or shares at the election of the option holders, such awards are treated as liability awards.

3.16	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. The Group does not capitalize borrowing costs due to immateriality.

3.17	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Group as a lessee

Operating lease payments are recognized as an operating expense in the statement of comprehensive income on a straight-line basis over the lease term.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and benefits of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

3.18	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the statement of comprehensive income, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when the Group retains a non-controlling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the statement of comprehensive income.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.18	Non-current assets held for sale and discontinued operations (continued)

Property and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant judgments

Revenue recognition

The Group exercised significant judgment in reaching a conclusion about its accounting policy for gross versus net reporting of payment processing fee revenues and related transaction costs. In particular, there are two major sources of payment processing fee revenues:

•	Payment processing fees charged to consumers on payments collected through agents, mobile operators and other payment methods; and

•	Payment processing fees charged to merchants.

Either one of the two types of payment processing fees above, or in some cases, both payment processing fees apply to a single consumer payment. Transaction costs relate to acquisition of payments by agents, mobile operators, international payment systems and some other parties, and the applicable fees, generally determined as a percentage of consumer payment, for each specific payment channel are on terms similar to those available to other market participants.

A merchants’ payment processing fee, when it is charged, is recorded gross of related transaction costs, because the Group (i) is the primary obligor as it undertakes to transfer the consumer payment to the merchant using its payment processing system; (ii) it negotiates and ultimately sets the fee receivable from a merchant, generally as a percentage of payments; and (iii) it bears credit risk in most of the cases, unless the payment is made from a deposit made with the Group.

A consumer payment processing fee, when it is charged on payments made by consumers through payment kiosks, is reported net of any transaction costs payable to or retained by agents. This is because, although the Group is the primary obligor, it does not have any discretion over the ultimate payment processing fee set by the agent as a kiosk owner to the consumer, does not have readily available information about gross fee, and is only exposed to the net amount of fee receivable from agents.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant	judgments (continued)

A consumer payment processing fee revenue collected through mobile operators and other payment methods is reported gross of related transaction costs. Such payments are made by consumers through the Group’s website or an application using a unique user login and password, and are called e-payments. In contrast with the consumer payment processing fee revenue collected through payment kiosks, the Group, being a primary obligor in e-payment transactions, also sets the consumer’s payment processing fee, generally as a percentage of payment, although credit risk for these transactions is limited. Thus, the Group concluded that its ability to control the consumer payment processing fee for e-payments is a key differentiator from the consumer payment processing fees on payments collected through payment kiosks.

The total amounts of transaction costs reported gross for the years ended December 31, 2011, 2012 and 2013 are 4,446,945, 4,420,460 and 5,065,182 respectively, including the transaction costs for e-payments of 312,687, 659,704 and 1,236,890 respectively.

Starting from August 2012 the Group charges a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of 109,980 and 462,332 for the years ended December 31, 2012 and 2013 are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and are provided at their discretion.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Significant estimates and assumptions

Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to:

•	Useful lives of property and equipment and of intangible assets,

•	Fair values of assets and liabilities acquired in business combinations,

•	Impairment of intangible assets and goodwill,

•	Deferred tax assets,

•	Impairment of loans and receivables,

•	Share-based payments.

Actual results could materially differ from those estimates. The key assumptions concerning the future events and other key sources of estimation uncertainty at the reporting date that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of property and equipment

The Group assesses the remaining useful lives of items of property and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. These estimates may have a material impact on the amount of the carrying values of property and equipment and on depreciation recognized in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Useful life of intangible assets

The Group assesses remaining useful lives of intangible assets at each reporting date. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. These estimates may have a material impact on the amount of the carrying values of intangible assets and on the amount of amortization expenses recognized in profit or loss.

Fair values of assets and liabilities acquired in business combinations

The Group recognizes separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. When the amounts of fair values are significant, the Group hires 3rd party appraisers to assist it in determining the related fair values.

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and Indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and Indefinite-lived intangible assets are allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty. See also Note 13 below for details.

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were 183,333 as of December 31, 2013 (2012 – 101,805) net of allowance of 19,233 which was recorded as of December 31, 2013 (2012 – 6,877) to reduce the amount of deferred tax assets to the recoverable amounts.

The allowance relates to deferred tax assets which were not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to history of losses. Further details on deferred taxes are disclosed in Note 27.

Impairment of loans and receivables

Management maintains an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2013, the impairment of loans and receivables was recorded amounting to 612,287 (2012 – 385,111).

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Share-based payments

Management estimates the fair value of stock options at the date of grant using the Black-Scholes-Merton pricing model. The option pricing models were originally developed for use in estimating the fair value of traded options, which have different characteristics than the stock options granted by the Company and its subsidiaries and associates. The models are also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. These subjective assumptions include the expected life of the options, expected volatility, risk-free interest rates, expected dividend yield, the fair value of the underlying shares. The amount of expense is also sensitive to the number of awards, which are expected to vest, taking into account estimated forfeitures. Below is the discussion of each of these estimates:

Expected life of the option

The Company did not have any option grants in the past, and does not have sufficient history to determine the time the option holders will hold the shares. Therefore, the Company used the expected term as the average between the vesting and contractual term of each option tranche.

Expected volatility

Due to a relatively short period of historical market data, QIWI’s share price volatility as of December 31, 2013 is defined based on the historical volatility of peer group companies over a period, which approximates the expected life of option tranches.

Risk-free interest rates are based on the implied yield currently available in the US treasury bonds with a remaining term approximating the expected life of the option award being valued.

Expected dividend yield

At the time of grant in 2012 the Group had no plans to pay cash dividends, and the Group used an expected dividend yield of zero in its option pricing model for option awards granted in 2012. Following its IPO in 2013, the Group started to pay dividends and set an expected dividend yield of 2.83% based on post-IPO dividend payments.

Fair value of the underlying shares

Prior to May 2013 the Company’s ordinary shares were not publicly traded. Therefore, it estimated the fair value of the underlying shares on the basis of valuations arrived at by employing the “income approach” valuation methodology. Since May 2013 QIWI plc is a public company and the fair value of its shares defined by reference to closing market price of its traded shares.

Estimated forfeitures

Low attrition rate among key personnel and management and lack of history resulted in an estimated forfeiture rate of zero in 2012 and the use of actual accumulated to date rate of forfeitures in 2013. If, in future, the actual forfeiture rate is higher, the actual amount of related expense will become lower.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries

5.1	Acquisitions in 2013

K5 Retail LLC

On December 27, 2013, the Group acquired the remaining 62.5% of Blestgroup Enterprize Limited previously – a 37.5%-owned associate with its whole-owned subsidiary K5 Retail LLC. The main activities of K5 Retail LLC are sublease of space for electronic payment kiosks. Prior to the acquisition date K5 Retail LLC was an associate of the Group.

Cash consideration for 62.5%	56
Settlement of pre-existing relationships cash due to acquiree	(10,573)
loans receivable from acquiree	127,105
Fair value of the existing 37.5% ownership interest	34

Total purchase consideration transferred	116,622

The fair value of the identifiable assets and liabilities as of the date of acquisition were:

Fair value
Net assets acquired:
Property and equipment	46
Intangible assets	295,384
Accounts receivable	49,420
Cash and cash equivalents	12
Other current assets	801
Long-term borrowings	(182,276)
Deferred tax liability	(9,075)
Other liabilities	(37,690)

Total identifiable net assets	116,622

Company’s share in acquired net assets (100%)	116,622

Goodwill arising on acquisition	0

As of acquisition date the Group had a liability of 10,573 which represents the cash in QIWI Bank due to acquiree and loan receivable of 127,105. The Group recognized no gain or losses as a result of settlement of pre-existing relationships as their fair value is approximately equal to carrying amount as of acquisition date.

Net assets of K5 Retail LLC exclude loans payable to the Group of 127,105 at the date of the transaction.

The Group assigned intangible assets amounting 295,384 to contract rights. The acquired intangible asset represents a right to become a party to a lease contract with favorable lease rates and terms, and is to be amortized over the term of 2 years.

As of December 27, 2013 K5 Retail LLC had accounts receivable, gross in amount of 71,898 that were impaired by 22,478.

From the date of acquisition until December 31, 2013, Blestgroup Enterprize Limited did not contribute any revenue nor profit or loss to consolidated revenue and profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries (continued)

5.2	Acquisitions in 2011

Freshpay IT solutions PVl Ltd

On February 9, 2011, Akhron Finance Ltd., the Group’s subsidiary, acquired 100% of Freshpay IT solutions PVl Ltd (“Freshpay”). Freshpay operates an electronic online payment system in India.

Purchase consideration (cash paid)	25,197

Total purchase consideration transferred	25,197

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value

Net assets acquired:
Property and equipment	2,276
Accounts receivable	3,009
Cash and cash equivalents	9,257
Accounts payable	(1,889)
Other current liabilities	(96)

Total identifiable net assets	12,557

Company’s share in acquired net assets (100%)	12,557

Goodwill arising on acquisition	12,640

The goodwill in the amount of 12,640 relates to future growth of acquired business and potential synergies with existing operations.

Following the acquisition of 100% ownership in Freshpay, on June 25, 2011 the Group decided to attract a local partner and sold to it a 25%, but retained control over Freshpay. Further, on December 25, 2011, to attract an additional local partner in this business, the Group disposed of an additional 25% of Freshpay, which resulted in a loss of control over the subsidiary. The above transactions were not contemplated on acquisition and were not linked to one another. The transaction was accounted for as an acquisition of an associate and a de-consolidation of a subsidiary and resulted in a 31,577 gain recorded on disposal, which is calculated as follows:

Fair value of the investment in Freshpay (retained interest 50%)	20,847
Cash consideration	11,238
over:
Carrying value of the interest in Freshpay, incl:	(508)
Derecognized carrying amount of net assets (including Goodwill)	(3,933)
Derecognized carrying amount of non-controlling interest	3,425

Gain from disposal of Freshpay	31,577

Upon loss of control in Freshpay, the Group recognized a gain resulting from remeasurement of carrying value of interest in Freshpay to fair value recorded as part of ‘Gain from disposal of subsidiaries’ in the statement of comprehensive income.

Gain from disposal of other subsidiaries comprises 8,282. Total amount of gain from disposal of subsidiaries for 2011 is equal to 39,859, of which 32,835 is included in gain or loss from discontinuing operations (Note 8)

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries (continued)

5.2	Acquisitions in 2011 (continued)

Management allocated the fair value of consideration for 50% interest in Freshpay to the Group’s share of Freshpay’s assets and liabilities as follows:

Fair value

Intangible assets	9,273
Fixed assets	655
Accounts receivable	2,913
Cash and cash equivalents	5,750
Other current assets	2,789
Other current liabilities	(29,543)
Other non-current liabilities	(82)

Total share in net assets	(8,245)

Goodwill as part of equity method investment	29,092

From the date of acquisition until the date control was lost, Freshpay contributed 6,075 revenue and 35,875 net losses to the Group for 2011. If the combination had taken place at the beginning of 2011, Freshpay’s revenue would have been 6,161 and its net losses would have been 29,150.

Instant Payments LLP

On December 23, 2011 ZAO Ob’edinennya Sistema Momentalnykh Platezhey, the Group’s subsidiary, acquired 60% of Instant Payments LLP (“Instant Payments”) for a cash consideration of 6, and realized a gain on bargain purchase in the amount of 14,765 relating to favorable terms negotiated with a related party, a member of the Company’s key management. Instant Payments operates an electronic online payment system in Kazakhstan, and compliments the Group’s existing business in this country through provision of services to certain key local merchants. The Group’s share in net assets of the acquired subsidiary was not material for further disclosure. From the date of acquisition through December 31, 2011 Instant Payments contributed immaterial amounts of revenue and net losses.

Other acquisitions and disposals

During 2011 total acquisition, including other individually insignificant subsidiaries, are presented below:

	Cash consideration paid	Less cash acquired	Net cash acquired with the subsidiary

Freshpay	25,197	(9,257)	15,940
Other subsidiaries	1,370	(5,355)	(3,985)

Total	26,567	(14,612)	11,955

In 2011 the Group acquired 51% in QIWI Chile S.A., 100% in TOB Finance Company OMP, 49.5% in ITBillion LLC, 100% in ZAO OSMP (Russia), and 51% in OOO Izobilie, all for an aggregate consideration of 1,370. Share in ITBillion LLC was increased from 1% (purchased in 2010) to 50,5%. It also sold 100% share in ZAO AVTOKARD-Holding for 8 and 100% of share in OOO Eksimarket for 20.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2012	As of December 31, 2013

ZAO QIWI (renamed from Ob’edinennya Sistema Momentalnykh Platezhey) (Russia)	Operation of electronic payment kiosks	100%	100%
ZAO QIWI-Service (former ZAO OSMP) (Russia)	Corporate center of the Group	100%	100%
ZAO QIWI Bank (Russia)	Maintenance of electronic payment systems	100%	100%
OOO QIWI International Processing Services (renamed from QIWI Wallet) (Russia)	Operation of on-line payments	100%	100%
QIWI Payment Services Provider Ltd (UAE)	Operation of electronic payment kiosks	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
TOO OSMP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
SOOO OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
SP OOO OSMP-M (Moldova)	Operation of electronic payment kiosks	51%	51%
RO SRL United System of Instant Payments Ltd (Romania)	Operation of electronic payment kiosks	51%	51%
IT Billion LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI USA LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI WALLET EUROPE SIA (Latvia)	Operation of electronic payment kiosks	100%	100%
K5 Retail LLC (Russia) (Note 5.1)	Sublease of space for electronic payment kiosks in Russia	37.5%	100%
Blestgroup Enterprises Ltd (Cyprus) (Note 5.1)	Sublease of space for electronic payment kiosks in Russia	37.5%	100%

QIWI plc

Notes to consolidated financial statements (continued)

6.	Consolidated subsidiaries (continued)

Below is a schedule that shows the effects of changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control on the equity attributable to owners of the parent and contribution from non-controlling interest without change in ownership for the years ended December 31, 2011 and December 31, 2012:

Name of a subsidiary	Consideration received (paid) for non-controlling interest	Carrying value of non-controlling interest acquired (sold) classified as equity	Resulting increase (decrease) of equity

Changes in ownership in 2011	9,114	10,669	(1,555)
Freshpay IT Solutions Private Ltd.	9,615	3,192	6,423
Colorstar Management Limited	(1)	(928)	927
QIWI Malaysia SDN. BHD.	(439)	8,417	(8,856)
SJETTA Ltd.	(61)	(12)	(49)
Contribution from non-controlling interest without change in ownership in 2012	10,340	7,745	2,595
QIWI Argentina S.A.	6,175	4,569	1,606
QIWI Chile S.A.	3,801	2,812	989
QIWI Baltic Ltd	686	686	—
IT Billion LLC	(322)	(322)	—

There were no such changes in 2013.

7.	Investment in associates

The Group has the following associates:

		Ownership interest
Associate	Main activity	As of December 31, 2012	As of December 31, 2013

QIWI Jordan Ltd. Co. (Hashemite Kingdom of Jordan)	Operation of electronic payment kiosks in Jordan	49%	49%
QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)	Operation of electronic payment kiosks in Brazil	29.57%	29.57%
Blestgroup Enterprises Ltd (Cyprus) (associate became subsidiary, see Note 5.1)	Sublease of space for electronic payment kiosks in Russia	37.5%	—
QIWI International JLT (Dubai, UAE) (liquidated in 2013)	Operation of electronic payment kiosks in UAE	50%	—
Dengionline Ltd (Cyprus)	Aggregation services for on-line electronic payment systems	49%	—

The Group acquired and set-up certain new associates in 2012 and 2011. The overall effect of these acquisitions is not material, other than as disclosed in below.

On September 14, 2012 the Group sold 51% of Kingstown Limited, which has 100% in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil), retaining a 29.57% interest in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil). The retained 29.57% interest was recorded at fair value at the date of a loss control, amounting to 6,355.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Investment in associates (continued)

On May 15, 2012 the Group acquired 49% of Dengionline Ltd and an option to acquire the remaining 51% from existing shareholders of Dengionline for U.S.$3,000,000 (equivalent of 90,796). The option exercise price is 51% of eight times EBITDA of Dengionline group for the year ended April 1, 2017, and the option can be exercised during the six months starting from May 1, 2017. Based on the estimated exercise price calculated using Dengionline’s forecasted business plan, the option was out-of-the money at the date of acquisition and as of December 31, 2012, and its fair value was immaterial at both dates. On December 2, 2013 the Group sold investment in Dengionline Ltd. for U.S.$ 1 and waived from the option for nominal consideration.

The main activities of Dengionline Ltd are aggregation services for on-line electronic payment systems. The table below presents a purchase price allocation.

The value of the identifiable assets and liabilities as of the date of acquisition, May 15, 2012, was:

	Carrying amount	Fair value
Net assets acquired
Intangible assets	14,292	95,392
Other non-current assets	1,856	1,856
Cash and cash equivalents	155,694	155,694
Accounts receivable	370,651	370,651
Other current assets	4,740	4,740
Deferred tax liabilities	—	(16,785)
Other non-current liabilities	(105,231)	(105,231)
Accounts payable	(654,924)	(654,924)
Short-term borrowings	(19,761)	(19,761)
Other current liabilities	(1,473)	(1,473)

Total identifiable net assets	(234,156)	(169,841)

Company’s share in acquired net assets (49%)	(114,736)	(83,222)

Goodwill arising on acquisition		174,018

Goodwill in the amount of 174,018 relates to potential synergies with the existing operations. The fair value of intangible assets amounting 95,392 are assigned to billing software, client’s database and agreements with payment systems.

From the date of acquisition till December 31, 2012, Dengionline Ltd contributed 3,319 to the Group’s share of profit from associates.

As of June 30, 2013 the Company recognized 72,574 as share in net losses of Dengionline Ltd and the remaining amount of investment of 21,540 was impaired due to deterioration of performance. In the second half of 2013 unallocated share in loss of Dengionline Ltd was 8,798. On December 2, 2013 the Group sold Dengionline Ltd for consideration U.S.$1.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Investment in associates (continued)

The Group’s interest in associates is accounted for using the equity method in the consolidated financial statements. The following table illustrates summarized financial information of the Group’s investment in its individually insignificant associates:

	As of December 31, 2012	As of December 31, 2013
Share of the associates’ statement of financial position:
Current assets	346,220	12,301
Non-current assets	163,010	16,071
Current liabilities	(401,416)	(9,695)
Non-current liabilities	(188,784)	(44,977)

Net assets	(80,970)	(26,300)

Unrecognized share of losses of associates	8,521	26,300
Impairment of investment in associates	(1,133)	—
Goodwill	174,018	—

Carrying amount of investment in associates	100,436	—

Share of the associates’ revenue and loss:
Revenue	193,745	291,644
Share of net loss (including unrecognized share of loss 2013: 67,755; 2012: 0)	(13,236)	(168,189)

The impairment of 1,133 in 2012 was caused by under-performance of the Group’s associate in Jordan.

The total share of the associates’ revenue for the year 2013 includes share in revenue of Dengionline Ltd. disposed in 2013 in the amount of 222,482 and share in revenue of Blestgroup Ltd before the acquisition of control by the Group in the amount of 67,787.

The total share of the associates’ loss for the year 2013 includes share in loss of Dengionline Ltd. disposed in 2013 in the amount of 102,912 and share in loss of Blestgroup Ltd before the acquisition of control by the Group in the amount of 32,656.

Movements in investments in associates in 2013, 2012 and 2011:

	2011	2012	2013

Investments in associates as of January 1	4,101	34,656	100,436
Acquisition of shares in associates – cash consideration	695	90,795	—
Acquisition of shares in associates – at fair value	20,847	6,355	—
Contribution to associates without a corresponding change in ownership	3,545	13,440	—
Contribution to newly founded associates	—	2,116	—
Loss recognized on the remeasurement to fair value prior to classification as assets held for sale	—	(29,816)	—
Share in net losses of associates	(22,926)	(13,236)	(78,896)
Impairment of investment in associates	—	—	(21,540)
Foreign currency translation	(3,114)	(3,874)	—
Share in other changes in capital of associates	31,508	—	—

Investments in associates at December 31	34,656	100,436	—

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations

As part of the restructuring, on June 30, 2012, the Group Board of Directors approved a single coordinated plan to dispose of its non-core subsidiaries and associates as described below:

(i)	Ukrainian business and non-CIS international early stage businesses forming two major geographical areas of operation of the QIWI Distribution segment classified as discontinued operations;

(ii)	Diomachin group – engaged in production of transaction recording devices for payment kiosks classified as discontinued operations;

(iii)	Master Loto Ltd., OOO Loto Integrator and OOO Loto Master are engaged in distribution of lotteries through electronic on-line payment kiosks – not included in discontinued operations as insignificant.

All these companies had been disposed by September 30, 2012.

The loss from disposal was calculated as the differences between:

(i)	The fair value of the consideration received, plus the fair value of the retained interest in the entities disposed; and the carrying value of net assets disposed of, as of the date of the transaction.

Cash consideration receivable	10,294
Cash received for assignment of loans agreement from subsidiaries and associates classified as discontinued operations	61,391
Investment in associates, at fair value	6,355

Total consideration received	78,040

Net assets of discontinued operations derecognized on disposal	(38,761)
Recycling of translation gain upon disposal	7,267

Gain on disposal of discontinued operations	46,546

The results of identified companies were re-classified as discontinued operations for the years ended December 31. These results are presented below:

	Year ended December 31
	2011	2012

Revenue	342,537	155,127
Operating expenses	(478,461)	(249,431)

Loss from operations	(135,924)	(94,304)

Finance cost, net	(8,043)	(8,621)
Gain from disposal of subsidiaries	—	46,546
Other income/(expenses), net	6,399	(9,823)
Loss recognized on the remeasurement to fair value	—	(167,333)

Loss before tax	(137,568)	(233,535)

Income tax expense	(18,687)	(6,828)

Net loss from discontinued operation	(156,255)	(240,363)

attributable to:
Equity holders of the parent	(75,736)	(167,573)
Non-controlling interests	(80,519)	(72,790)

Earnings per share (Note 10):
Basic, loss from discontinued operations	(1.46)	(3.22)
Diluted, from discontinued operations	(1.46)	(3.22)

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations (continued)

All of the discontinued operations were sold by QIWI plc, which is a Cyprus company. According to Cyprus tax legislation, income from investing activities is not subject to income tax. Hence income tax expense on the disposal of discontinued operations equals to nil.

Loss for the period from discontinued operations consists of loss from current operations in the amount of 119,576, loss recognized on the remeasurement to fair value upon the classification of disposal groups as discontinued operations in the amount of 167,333 and gain from disposal equal to 46,546.

Both prior to and upon the classification of the disposal groups as discontinued operations, the Group performed an impairment test and recorded an impairment charge of 111,520 related to investments in associates, property and equipment, intangible assets, loans and receivables and inventories. In addition to that, the Group recorded an impairment of the intra-Group loans issued to the disposal groups, classified as part of investments into discontinued operations due to losses accumulated by them in the amount of 55,813.

Loans receivable from the disposed subsidiaries as of December 31, 2012 include the loans issued by QIWI plc to Sanmere Investment Holding Ltd and Akhron Finance Ltd for the total amount of 132,093 (113,545 of which is principal and 18,548 of which is accrued interest), repayable by the end of 2013, and bearing interest of 10%. Fair value of these loans was estimated to be nil as the repayment is not considered probable at this time.

Below are the assets and liabilities of all companies classified as discontinued operations as of the date of their disposal:

Non-current assets	65,869
Current assets	282,813
Liabilities	(435,191)
Non-controlling interest	125,270

38,761

Net cash inflow on disposal of discontinued operations for the year ended December 31, 2012 are as follows:

Net cash inflow on disposal of subsidiaries – discontinued	29,907
Cash consideration received	61,391
Cash and cash equivalents disposed	(31,484)

The net cash flows incurred by discontinued operations for the year ended December 31 are as follows:

	Year ended December 31
	2011	2012

Operating	(50,767)	39,737
Investing	(13,747)	(34,502)
Financing	24,418	(36,950)

Net cash outflow	(40,096)	(31,715)

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations (continued)

In addition the Group disposed the other subsidiaries which were not classified as discontinued operations. Their financial results and net cash flows for the year ended December 31 are as follows:

	Year ended December, 31
	2011	2012
Net cash inflow/(outflow) on disposal of subsidiaries – continuing	1,166	(16,976)
Cash consideration received	12,838	1
Cash and cash equivalents disposed	(11,672)	(16,977)

Gain/(loss) from disposal of subsidiaries – continuing	39,859	(1,027)
Cash consideration receivable	12,838	4,000
Less net assets disposed	25,453	46,266
Less expense on assignment of loans	—	(35,939)
Less impairment of accounts receivable from the disposed subsidiaries	—	(7,906)
Less disposal of non-controlling interest	1,568	(7,448)

9.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and, prior to the appointment of the CEO, was the board of directors of the Group, reviews selected items of each segment’s statement of comprehensive income.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, offering expenses, share-based payments, fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. . The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

Subsequent to December 31, 2013, the Group has adjusted its segment presentation as described in Note 33.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

The segment’s statement of comprehensive income for the years ended December 31, 2011, 2012 and 2013, as presented to the CODM is presented below:

	2011 (revised)	2012 (revised)	2013 (revised)
Segment net revenue	3,261,335	4,169,510	6,167,526

Segment profit before tax	1,057,715	1,704,889	2,788,214

Segment net profit	782,096	1,276,311	2,172,891

Segment net revenue, as presented to the CODM, for the years ended December 31, 2011, 2012 and 2013 is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in table below:

	2011 (revised)	2012 (revised)	2013 (revised)

Revenue under IFRS	8,158,097	8,911,438	11,666,050
Cost of revenue (exclusive of depreciation and amortization)	(5,572,609)	(5,454,288)	(6,396,499)
Difference in timing of expense recognition	6,899	—	—
Payroll and related taxes	668,948	712,360	897,975

Total segment net revenue, as presented to CODM	3,261,335	4,169,510	6,167,526

A reconciliation of segment profit before tax to IFRS consolidated profit before tax from continuing operations of the Group, as presented to the CODM, for the years ended December 31, 2011, 2012 and 2013 is presented below:

	2011 (revised)	2012 (revised)	2013 (revised)
Total segment net profit before tax, as presented to CODM	1,057,715	1,704,889	2,788,214
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(51,405)	(42,471)	(22,183)
Corporate costs allocated to discontinued international operations	(140,862)	(61,274)	—
Effect of software development cost, not capitalized in segment presentation	9,876	35,000	—
Offering expenses	—	(109,237)	(84,732)
Share-based payments	—	(65,718)	(230,937)
Gain/(loss) on loans issued at rate different from market	(30,993)	8,042	—
Difference in timing of expense recognition	(6,899)	—	—
Goodwill impairment	—	—	(5,479)
Other	(10,930)	(13,361)	—

Profit before tax from continuing operations under IFRS	826,502	1,455,870	2,444,883

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

A reconciliation of segment net profit to IFRS consolidated net profit from continuing operations of the Group, as presented to the CODM, for the years ended December 31, 2011, 2012 and 2013 is presented below:

	2011 (revised)	2012 (revised)	2013 (revised)
Total segment net profit, as presented to CODM	782,096	1,276,311	2,172,891
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(51,405)	(42,471)	(22,183)
Corporate costs allocated to discontinued international operations	(140,862)	(61,274)	—
Effect of software development cost, not capitalized in segment presentation	9,876	35,000	—
Offering expenses	—	(109,237)	(84,732)
Share-based payments	—	(65,718)	(230,937)
Gain/(loss) on loans issued at rate different from market	(30,993)	8,042	—
Difference in timing of expense recognition	(6,899)	—	—
Goodwill impairment	—	—	(5,479)
Other	(10,930)	(13,361)	—
Effect from taxation of the above items	35,096	20,849	5,814

Net profit under from continuing operations under IFRS	585,979	1,048,141	1,835,374

Geographic information

Revenues from external customers are presented below:

	2011	2012	2013

Russia	7,511,401	7,949,320	9,817,941
Kazakhstan	581,128	737,916	677,745
Other	65,568	224,202	1,170,364

Total revenue per consolidated income statement	8,158,097	8,911,438	11,666,050

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

The revenue information above is based on the location of the customer.

Revenues from a single external customer amounting to 10% or greater of Group’s revenue from continuing operations are presented in the table below:

	2011	2012	2013

Customer 1	1,682,221	<10%	<10%
Customer 2	905,001	<10%	<10%
Customer 3	739,940	<10%	<10%

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013

Russia	2,133,222	2,066,637	2,695,778
Kazakhstan and other	12,878	14,946	17,367

Total non-current assets of continuing operations	2,146,100	2,081,583	2,713,145

Non-current assets from discontinued operations	50,297	—	—

Non-current assets	2,196,397	2,081,583	2,713,145

Non-current assets for this purpose consist of property and equipment, goodwill and intangible assets.

10.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent adjusted for effect of potential share exercise by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

QIWI plc

Notes to consolidated financial statements (continued)

10.	Earnings per share (continued)

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	Notes	2011	2012	2013
Net profit attributable to ordinary equity holders of the parent from continuing operations		595,728	1,077,531	1,873,226
Profit/(loss) attributable to ordinary equity holders of the parent from a discontinued operation		(75,735)	(167,393)	—

Net profit attributable to ordinary equity holders of the parent for basic earnings		519,993	910,138	1,873,226

Weighted average number of ordinary shares for basic earnings per share	18	52,000,000	52,000,000	52,034,085
Effect of share-based payments	32	—	1,316	434,630

Weighted average number of ordinary shares for diluted earnings per share	18	52,000,000	52,001,316	52,468,715

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		10.00	17.50	36.00
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		11.46	20.72	36.00

Diluted, profit attributable to ordinary equity holders of the parent		10.00	17.50	35.70
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		11.46	20.72	35.70

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Bank equipment	Other equipment	Assets under construction	Total
Cost
Balance as of December 31, 2011	254,828	73,265	10,163	12,086	4,829	355,171
Internal transfers	6,996	3,864	1,099	179	(12,138)	—
Additions	14,205	12,979	—	833	7,570	35,587
Disposals	(7,700)	(13,768)	(2,170)	(1,182)	—	(24,820)
Disposals of subsidiaries	(1,779)	(682)	—	(20)	—	(2,481)
Discontinued operations	(46,692)	(4,823)	—	(4,301)	—	(55,816)
Foreign currency translation	(2,233)	(533)	—	(229)	(2)	(2,997)

Balance as of December 31, 2012	217,625	70,302	9,092	7,366	259	304,644

Internal transfers	67,902	431	380	69,598	(138,311)	—
Additions	123,328	9,704	—	788	146,451	280,271
Disposals	(28,504)	(14,875)	(6,329)	(5,516)	(181)	(55,405)
Foreign currency translation	547	2,068	—	26	(6)	2,635

Balance as of December 31, 2013	380,898	67,630	3,143	72,262	8,212	532,145

Accumulated depreciation and impairment:
Balance as of December 31, 2011	(140,405)	(37,903)	(2,476)	(6,516)	—	(187,300)
Internal transfers	—	(41)	—	41	—	—
Depreciation charge	(52,668)	(17,292)	(3,910)	(1,440)	—	(75,310)
Depreciation charge (discontinued operations)	(1,407)	(484)	—	(132)	—	(2,023)
Disposals	4,646	11,449	2,068	497	—	18,660
Disposals of subsidiaries	1,514	585	—	16	—	2,115
Discontinued operations	36,342	2,947	—	3,388	—	42,677
Foreign currency translation	1,762	299	—	129	—	2,190

Balance as of December 31, 2012	(150,216)	(40,440)	(4,318)	(4,017)	—	(198,991)

Internal transfers	(587)	227	—	360	—	—
Depreciation charge	(41,852)	(14,265)	(2,145)	(2,739)	—	(61,001)
Disposals	17,877	10,530	4,187	4,257	—	36,851
Foreign currency translation	310	(1,807)	—	(7)	—	(1504)

Balance as of December 31, 2013	(174,468)	(45,755)	(2,276)	(2,146)	—	(224,645)

Net book value

As of December 31, 2011	114,423	35,362	7,687	5,570	4,829	167,871

As of December 31, 2012	67,409	29,862	4,774	3,349	259	105,653

As of December 31, 2013	206,430	21,875	867	70,116	8,212	307,500

In 2013 and 2012 no significant impairment of property and equipment is recognized. As of December 31, 2013, the total amount of fully depreciated assets is equal to 174,444 (2012 – 105,102).

QIWI plc

Notes to consolidated financial statements (continued)

12.	Intangible assets

	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Contract rights and others	Total
Cost
Balance as of December 31, 2011	1,671,993	183,076	481,937	170,310	107,300	10,447	2,625,063
Additions	—	—	40,487	—	—	1,742	42,229
Transfer between groups	—	—	813	—	—	(813)	—
Disposals	—	—	(3,085)	—	—	—	(3,085)
Disposals of subsidiaries	(4,454)	—	(1,096)	—	(30)	—	(5,580)
Discontinued operations	(30,654)	—	(65,576)	—	(3)	(5)	(96,238)
Foreign currency translation	—	—	(177)	—	—	718	541

Balance as of December 31, 2012	1,636,885	183,076	453,303	170,310	107,267	12,089	2,562,930

Additions	—	—	159,388	—	—	36,098	195,486
Additions from business combinations (Note 5.1)	—	—	—	—	—	295,384	295,384
Transfer between groups	—	—	1,988	—	—	(1,988)	—
Disposals	—	—	(206,983)	—	(107,170)	(5,336)	(319,489)
Foreign currency translation	—	—	580	—	—	9	589

Balance as of December 31, 2013	1,636,885	183,076	408,276	170,310	97	336,256	2,734,900

Accumulated amortization and Impairment:
Balance as of December 31, 2011	(32,747)	—	(279,835)	(170,310)	(107,254)	(6,391)	(596,537)
Charge for the year	—	—	(51,676)	—	(19)	(2,046)	(53,741)
Charge for the year (discontinued operations)	—	—	(6,026)	—	—	(1)	(6,027)
Transfer between groups	—	—	(29)	—	—	29	—
Impairment	—	—	(3,636)	—	—	—	(3,636)
Impairment (discontinued operations)	(2,361)	—	(26,277)	—	—	—	(28,638)
Disposals	—	—	3,085	—	—	—	3,085
Disposals of subsidiaries	4,454	—	873	—	6	—	5,333
Discontinued operations	30,654	—	62,768	—	—	2	93,424
Foreign currency translation	—	—	(275)	—	35	(23)	(263)

Balance as of December 31, 2012	—	—	(301,028)	(170,310)	(107,232)	(8,430)	(587,000)

Charge for the year	—	—	(50,811)	—	(9)	(1,279)	(52,099)
Impairment	(5,479)	—	—	—	—	—	(5,479)
Disposals	—	—	202,982	—	107,144	5,215	315,341
Foreign currency translation	—	—	(20)	—	—	2	(18)

Balance as of December 31, 2013	(5,479)	—	(148,877)	(170,310)	(97)	(4,492)	(329,255)

Net book value
As of December 31, 2011	1,639,246	183,076	202,102	—	46	4,056	2,028,526

As of December 31, 2012	1,636,885	183,076	152,275	—	35	3,659	1,975,930

As of December 31, 2013	1,631,406	183,076	259,399	—	—	331,764	2,405,645

As of December 31, 2013, the total amount of fully amortized assets is equal to 174,789 (2012 – 466,112).

QIWI plc

Notes to consolidated financial statements (continued)

13.	Impairment testing of goodwill and intangible assets with indefinite useful life

An analysis and movement of goodwill and licenses acquired through business combinations, by CGU, as included in the intangible assets note (Note 12), is as follows:

	OSMP	Visa QIWI Wallet	Others	Total
Cost
As of December 31, 2011	1,449,570	364,912	7,840	1,822,322

Impairment	—	—	(2,361)	(2,361)

As of December 31, 2012	1,449,570	364,912	5,479	1,819,961

Impairment	—	—	(5,479)	(5,479)

As of December 31, 2013	1,449,570	364,912	—	1,814,482

The Group determined the following CGUs: OSMP which is the major part of QD and Visa QIWI Wallet.

The carrying amount of Visa QIWI Wallet includes intangible assets 183,076 with an indefinite useful life (Bank license is expected to be renewed indefinitely) recorded by the Group at the date of acquisition on September 24, 2010. Based on the analysis of Visa QIWI Wallet CGU’s carrying value, including allocated goodwill and bank license, compared to its recoverable amount, the Group did not identify impairment of intangible assets with indefinite useful life as of December 31, 2013.

Prior to May 2013 the Company’s ordinary shares were not publicly traded, and Company measured the recoverable amounts of CGUs based on value in use using internal forecasted cash flows. Since then the Company estimated the recoverable amounts of its CGUs based on fair value less costs to sell on the basis of Group earnings multiples derived from market quotes as of December 31, 2013.

The calculation of recoverable amounts of these CGUs is most sensitive to:

•	Market price and volume of traded shares;

•	The Group’s transaction volume and net revenue yields;

•	Net profit margins of each CGU;

The values assigned to each of these parameters reflect market views on business.

With regard to the assessment of recoverable amounts of cash-generating units, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the units to materially exceed its recoverable amount.

As a result of deterioration of performance of one of Group business units in 2013 and 2012, an impairment charge of 5,479 (2012 – 2,361; 2011 – 8,225) was recorded in “Others” CGUs.

The principal factors leading to recognition by the Group the impairment losses of other CGU’s goodwill in 2013 and 2012 were reductions in the projected future cash flows of the recently acquired or established international businesses. Although the Group continued to project future long-term growth in cash flows, such growth was lower than that estimated at the time the businesses were acquired.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Long-term and short-term loans

As of December 31, 2013, long-term and short-term loans consisted of the following:

	Total as of December 31, 2013	Provision for impairment of loans	Net as of December 31, 2013
Long-term loans
Loans to individuals	10,637	—	10,637
Loans to legal entities	31,944	(31,944)	—

Total long-term loans	42,581	(31,944)	10,637

Short-term loans
Loans to individuals	10,196	—	10,196
Loans to legal entities	136,848	(85,362)	51,486
Due from financial institutions	7,196	(3,448)	3,748

Total short-term loans	154,240	(88,810)	65,430

As of December 31, 2012, long-term and short-term loans consisted of the following:

	Total as of December 31, 2012	Provision for impairment of loans	Net as of December 31, 2012

Long-term loans
Loans to individuals	18,480	—	18,480
Loans to legal entities	166,904	—	166,904

Total long-term loans	185,384	—	185,384

Short-term loans
Loans to individuals	14,436	(106)	14,330
Loans to legal entities	367,632	(60,000)	307,632
Due from financial institutions	5,572	(3,448)	2,124

Total short-term loans	387,640	(63,554)	324,086

As of December 31, 2013, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2012	Charge for the period	Write offs	Provision for impairment of loans as of December 31, 2013

Loans due from credit institutions	(3,448)	—	—	(3,448)
Short term loans and due from to individuals	(106)	—	106	—
Short term loans and due from legal entities	(60,000)	(57,306)	—	(117,306)

Total short-term receivables	(63,554)	(57,306)	106	(120,754)

QIWI plc

Notes to consolidated financial statements (continued)

14.	Long-term and short-term loans (continued)

As of December 31, 2012, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2011	Recovery/ (Charge) for the period	Provision for impairment of loans as of December 31, 2012

Loans due from credit institutions	(3,448)	—	(3,448)
Short term loans and due from to individuals	(573)	467	(106)
Short term loans and due from legal entities	(10,000)	(50,000)	(60,000)

Total Bank’s short-term receivables	(14,021)	(49,533)	(63,554)

As of December 31, 2011, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2010	Charge for the period	Provision for impairment of loans as of December 31, 2011

Loans due from credit institutions	(3,361)	(87)	(3,448)
Short term loans and due from to individuals	(7)	(566)	(573)
Short term loans and due from legal entities	(10,000)	—	(10,000)

Total Bank’s short-term receivables	(13,368)	(653)	(14,021)

As of December 31, 2011, 2012 and 2013, the Group had no overdue but not impaired loans.

The following table demonstrates due dates of the Group’s loans issued including interests accrued as of December 31, 2012 and 2013:

	On demand and <1 month	1-6 months	6-12 months	>1 year	Total long- term and short-term loans
Loans receivable as of December 31, 2012	14,857	72,620	236,609	185,384	509,470
Loans receivable as of December 31, 2013	5,395	55,345	4,690	10,637	76,067

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables

As of December 31, 2013, trade and other receivables consisted of the following:

	Total as of December 31, 2013	Provision for impairment of receivables	Net as of December 31, 2013

Cash receivable from agents	932,541	(448,042)	484,499
Deposits issued to merchants	1,945,370	(6,223)	1,939,147
Payment processing fees receivable from merchants	150,561	(1,080)	149,481
Receivables for advertising	74,730	(24,083)	50,647
Advances issued to vendors	42,763	(1,726)	41,037
Rent receivables	71,271	(5,459)	65,812
Other receivables and advances	46,594	(4,920)	41,674

Total trade and other receivables	3,263,830	(491,533)	2,772,297

As of December 31, 2012, trade and other receivables consisted of the following:

	Total as of December 31, 2012	Provision for impairment of receivables	Net as of December 31, 2012

Cash receivable from agents	1,418,248	(288,017)	1,130,231
Deposits issued to merchants	1,996,324	(5,296)	1,991,028
Payment processing fees receivable from merchants	171,610	(1,352)	170,258
Receivables for advertising	67,776	(16,361)	51,415
Advances issued to vendors	43,121	(3,026)	40,095
Rent receivables	17,425	(3,701)	13,724
Other receivables and advances	44,724	(3,804)	40,920

Total trade and other receivables	3,759,228	(321,557)	3,437,671

Trade receivables aged but not impaired as of December 31, 2013 are presented below:

			Ageing of receivables (days)
As of December 31, 2013	Total	<30	30-60	60-90	90-180	180-360	>360

Cash receivable from agents	484,499	447,640	16,474	2,140	13,330	4,722	193
Payment processing fees receivable from merchants	149,481	120,527	28,418	307	227	—	2
Receivables for advertising	50,647	18,295	19,714	8,956	3,682	—	—
Rent receivables	65,812	25,599	22,384	6,417	11,380	32	—

Total trade and other receivables	750,439	612,061	86,990	17,820	28,619	4,754	195

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of December 31, 2012 are presented below:

			Ageing of receivables (days)
As of December 31, 2012	Total	<30	30-60	60-90	90-180	180-360	>360

Cash receivable from agents	1,130,231	1,059,433	22,660	34,923	8,584	1,062	3,569
Payment processing fees receivable from merchants	170,258	156,164	8,709	3,442	1,796	116	31
Receivables for advertising	51,415	37,951	10,153	2,213	1,087	11	—
Rent receivables	13,724	8,133	4,335	986	270	—	—

Total trade and other receivables	1,365,628	1,261,681	45,857	41,564	11,737	1,189	3,600

For the year ended December 31, 2013, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2012	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2013

Cash receivable from agents	(288,017)	(194,456)	34,431	(448,042)
Deposits issued to merchants	(5,296)	(1,550)	623	(6,223)
Payment processing fees receivable from merchants	(1,352)	(70)	342	(1,080)
Receivables for advertising	(16,361)	(7,722)	—	(24,083)
Advances issued to vendors	(3,026)	(42)	1,342	(1,726)
Rent receivables	(3,701)	(1,435)	(323)	(5,459)
Other receivables and advances	(3,804)	(4,130)	3,014	(4,920)

Total trade and other receivables	(321,557)	(209,405)	39,429	(491,533)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 0%-36% per annum is accrued on overdrafts granted to some agents.

For the year ended December 31, 2012, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2011	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2012

Cash receivable from agents	(163,465)	(136,975)	12,423	(288,017)
Deposits issued to merchants	(5,204)	(93)	1	(5,296)
Payment processing fees receivable from merchants	(1,087)	(802)	537	(1,352)
Receivables for advertising	(13,162)	(3,216)	17	(16,361)
Advances issued to vendors	(1,896)	(2,636)	1,506	(3,026)
Rent receivables	(3,143)	(558)	—	(3,701)
Other receivables and advances	(1,231)	(8,071)	5,498	(3,804)

Total trade and other receivables	(189,188)	(152,351)	19,982	(321,557)

Discontinued operations	(54,459)	(9,146)	63,605	—

Trade and other receivables, including receivables from discontinued operations	(243,647)	(161,497)	83,587	(321,557)

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables (continued)

For the year ended December 31, 2011, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2010	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2011

Cash receivable from agents	(158,650)	(33,721)	28,906	(163,465)
Deposits issued to merchants	(642)	(4,660)	98	(5,204)
Payment processing fees receivable from merchants	(1,362)	217	58	(1,087)
Receivables for advertising	(439)	(12,989)	266	(13,162)
Advances issued to vendors	(2,652)	699	57	(1,896)
Rent receivables	—	(3,143)	—	(3,143)
Other receivables	(1,224)	(139)	132	(1,231)

Total trade and other receivables	(164,969)	(53,736)	29,517	(189,188)

Discontinued operations	(7,878)	(43,037)	(3,544)	(54,459)

Trade and other receivables, including receivables from discontinued operations	(172,847)	(96,773)	25,973	(243,647)

16.	Cash and cash equivalents

As of December 31, 2013 and 2012, cash and cash equivalents consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Correspondent accounts with CB RF	1,098,389	656,488
Correspondent accounts with other banks	1,681,656	6,606,561
Short-term CB RF deposits	5,560,000	1,500,000
Other short-term bank deposits	929,626	2,389,619
RUB denominated cash with banks and on hand	239,969	267,855
Foreign currency denominated cash with banks and on hand	433,520	216,390

Total cash and cash equivalents	9,943,160	11,636,913

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

17.	Other assets

As of December 31, 2013 and 2012, other non-current assets consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Long term right to lease premises	16,325	—
Lease deposit	—	28,745
Other	52	9,649

Total other non-current assets	16,377	38,394

QIWI plc

Notes to consolidated financial statements (continued)

17.	Other assets (continued)

As of December 31, 2013 and 2012, other current assets consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Reserves at CB RF*	54,683	108,695
Inventories	22,761	19,004
Other	15,890	31,565

Total other current assets	93,334	159,264

*	Banks are currently required to post mandatory reserves with the CB RF to be held in non-interest bearing accounts. Starting from March 1, 2013, such mandatory reserves established by the CBR constitute 4.25% for all liabilities. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

18.	Share capital, additional paid-in capital and other reserves

The charter capital of the Company consisted of 15,000 ordinary shares with par value of €1,71 each authorized, issued and outstanding as of December 31, 2011 (2010 – 15,000). All issued shares were fully paid. In case of liquidation, the Company’s assets remaining after settlement with creditors, payment of dividends and redemption of the par value of shares is distributed among the ordinary shareholders proportionately to the number of shares owned.

On August 22, 2012, the shareholders of the Group approved a split of the shares and the conversion of the Company’s existing share capital comprising €25,650 (equivalent to 890) divided into 15,000 ordinary shares of the par value of €1,71 per share each fully paid into a larger number by splitting each share into 3,420 shares making a total of 51,300,000 shares of par value €0,0005 per share and an increase in the authorized share capital of the Company from €25,650 (equivalent to 890) to €76,950.

On December 11, 2012, the Company increased its share capital by a way of issuance of 700,000 ordinary shares with a par value of €0.0005 per share proportionally to all of its shareholders at nominal value, so as to increase its share capital amounts to €26,000 (equivalent to 904), after issuance divided into 52,000,000 ordinary shares with a par value of €0.0005 per share. After stock split and issuance described above, 52,000,000 shares are assumed outstanding for all periods presented for the purpose of EPS computation.

On December 31, 2012, the Company converted its 153,900,000 authorized ordinary shares into 101,900,000 class A shares and 52,000,000 class B shares. After the conversion the authorized share capital of €76,950 was divided into 101,900,000 class A shares of €0.0005 and 52,000,000 class B shares of €0.0005 and the issued share capital €26,000 (equivalent to 904) was divided into 52,000,000 class B shares of €0.0005.

Further, on December 31, 2012, the Company increased its authorized share capital from €76,950 divided into 101,900,000 class A shares of €0.0005 and 52,000,000 class B shares of €0.0005 to €115,425 divided into 117,500,000 class A shares of €0.0005 and 113,350,000 class B shares of €0.0005.

On May 2, 2013, by way of a special resolution of Group shareholders, the then-existing authorized share capital was converted from €115,425 divided into 117,500,000 class A shares of €0.0005 each and 113,350,000 class B shares of €0.0005 each to €115,425 divided into 157,000,000 class A shares of €0.0005 each and 73,850,000 class B shares of €0.0005 each and the issued share capital was converted from €26,000 divided into 52,000,000 class B shares of €0.0005 each to €26,000 divided into 39,500,000 class A shares of €0.0005 each and 12,500,000 class B shares of €0.0005 each.

QIWI plc

Notes to consolidated financial statements (continued)

18.	Share capital, additional paid-in capital and other reserves (continued)

On May 23, 2013, the Company took the following corporate actions in connection with the exercise of the right of conversion of class A shares into class B shares: (i) conversion of the authorized share capital from €115,425 divided into 157,000,000 class A shares of €0.0005 each and 73,850,000 class B shares of €0.0005 each to €115,425 divided into 156,026,192 class A shares of €0.0005 each and 74,823,808 class B shares of €0.0005 each, and (ii) conversion of the issued share capital from €26,000 divided into 39,500,000 class A shares of €0.0005 each and 12,500,000 class B shares of €0.0005 each to €26,000 divided into 38,526,192 class A shares of €0.0005 each and 13,473,808 class B shares of €0.0005 each.

On September 10, 2013 the Company increased its issued share capital by issuance of 97,500 class B shares of €0.0005 per share as a result of the exercise of options by current and former employees which resulted in the issued share capital being increased to €26,048.75 (equivalent to 906) divided into 38,526,192 class A shares of €0.0005 each and 13,571,308 class B shares of €0.0005 each.

On October 3, 2013, the Company took the following corporate actions in connection with the exercise of the right of conversion of class A shares into class B shares: (i) conversion of the authorized share capital from €115,425 divided into 156,026,192 class A shares of €0.0005 each and 74,823,808 class B shares of €0.0005 each to €115,425 divided into 146,598,646 class A shares of €0.0005 each and 84,251,354 class B shares of €0.0005 each, and (ii) conversion of the issued share capital from €26,048 divided into 38,526,192 class A shares of €0.0005 each and 13,571,308 class B shares of €0.0005 each to €26,048.75 divided into 29,098,646 class A shares of €0.0005 each and 22,998,854 class B shares of €0.0005 each.

On October 16, 2013, the Company increased its issued share capital by issuance of 21,294 class B shares of €0.0005 per share as a result of the exercise of options by current and former employees which resulted in the issued share capital being increased to €26,059.40 (equivalent to 907) divided into 29,098,646 class A shares of €0.0005 each and 23,020,148 class B shares of €0.0005 each.

Each class A share has the right to ten votes at a meeting of shareholders; and each class B share has the right to one vote at a meeting of shareholders. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution the Group pays.

The additional paid-in capital of the Company in amount of 1,876,104 arose as a result of the acquisition in 2007 of ZAO e-port, ZAO QIWI Wallet and certain other subsidiaries in exchange for newly issued shares representing 35% of the Company’s share capital following issuance. The difference between the fair value of the shares issued and their nominal value was recorded as additional paid-in capital.

The other reserves of the Group’s equity represent the financial effects from changes in equity of associates, acquisitions and disposals, as well as other operations with non-controlling interests in the subsidiaries without loss of control and effect from option agreements over non-controlling interest and share-based payment transactions.

19.	Borrowings

As of December 31, 2013, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2013
Bank overdrafts	0%	On demand	635

Total short-term borrowings			635

QIWI plc

Notes to consolidated financial statements (continued)

19.	Borrowings (continued)

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2013

Due to non-controlling shareholders of subsidiaries (U.S.$2,253,796 and €214,257)	10.0-10.5%	August 2015 – December 2016	100,550
Other Borrowings (U.S.$269,450)	10.0%	November- December 2016	8,801

Total long-term borrowings			109,351

Repayments of long-term and short-term borrowings beginning on January 1, 2014, including interest are as follows:

2014	9,944
2015	56,905
2016	64,170

Total borrowings	131,019

Less interest	(21,033)

Total borrowings	109,986

As of December 31, 2012, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2012

Due to non-controlling shareholders of subsidiaries (BYR 75,000,000, U.S.$245,532 and €119,197)	10%	July, 2013	15,754
Other Borrowings (U.S.$269,450)	0-10.3%	July, 2013 – December, 2013	10,351

Total short-term borrowings			26,105

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2012

Due to non-controlling shareholders of subsidiaries (U.S.$1,030,500 and €95,060)	10-10.5%	February, 2014 – August, 2015	38,762

Total long-term borrowings			38,762

On September 27, 2013 ZAO QIWI entered into a short-term overdraft facility agreements with bank VTB for an overdraft up to 85,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 800,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

19.	Borrowings (continued)

On December 31, 2013 ZAO QIWI entered into a short-term overdraft facility agreements with bank VTB for an overdraft up to 315,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 950,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

20.	Trade and other payables

As of December 31, 2013 and 2012, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Payables to merchants	4,262,529	3,305,537
Deposits received from agents	7,599,407	9,203,947
Deposits received from individual customers	2,256,927	3,147,674
Payment processing fees payable to agents	483,384	545,043
Accrued expenses	192,580	170,542
Payables to vendors	92,014	351,102
Payables for rent	16,031	22,577
Payables to employees	2,225	18,747
Other advances received	29,097	3,804

Total trade and other payables	14,934,194	16,768,973

21.	Amounts due to customers and amounts due to banks

As of December 31, 2013 and 2012, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Due to banks	31,871	95,977
Due to customers: individuals	379,996	285,440
Due to customers: legal entities	532,682	449,809

Total amounts due to customers and amounts due to banks	944,549	831,226

Amounts due to customers and amounts due to banks do not bear interest.

QIWI plc

Notes to consolidated financial statements (continued)

22.	Revenue

Revenue for the years ended December 31 was as follows:

	2011	2012	2013

Payment processing fees	7,121,447	7,623,828	9,934,128
Revenue from advertising	262,130	454,056	507,043
Interest revenue from agent’s overdrafts	184,890	205,400	195,316
Interest revenue and gain from currency swaps	136,607	234,121	384,977
Revenue from rent of space for kiosks	268,883	88,548	91,638
Cash and settlement services	55,120	216,020	485,570
Other revenue	129,020	89,465	67,378

Total revenue	8,158,097	8,911,438	11,666,050

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	2011	2012	2013
Interest income and gain from currency swaps classified as part of revenue	(136,607)	(234,121)	(384,977)
Gain from currency swaps classified as part of revenue	—	—	32,482
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(6,146)	(25,510)	(22,204)
Interest expense	4,064	7,520	28,686
Interest expense (income), net from discontinued operations	8,043	8,621	—

Interest expense (income), net, for the purposes of consolidated cash flow statement	(130,646)	(243,490)	(346,013)

23.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2011	2012	2013

Transaction costs	4,446,945	4,420,460	5,065,182
Payroll and related taxes	668,948	712,360	897,975
Advertising commissions	13,631	68,841	92,041
Cost of rent of space for kiosks	237,936	95,214	85,025
Other expenses	205,149	157,413	256,276

Total cost of revenue (exclusive of depreciation and amortization)	5,572,609	5,454,288	6,396,499

Other expenses for the year ended December 31, 2013 include loss due to security breach of 88,717.

QIWI plc

Notes to consolidated financial statements (continued)

24.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2011	2012	2013
Payroll, related taxes and other personal expenses	888,666	1,029,605	1,342,762
Rent of premises and related utility expenses	156,366	135,671	214,918
Bad debt expense	54,389	201,884	266,711
Office maintenance expenses	93,352	118,467	185,523
Telecommunication and internet expenses	49,356	47,228	40,990
Travelling and representation expenses	48,816	43,777	68,017
Advertising and related expenses	147,076	39,924	171,914
Professional fees	40,875	20,827	44,387
Other tax expenses	36,998	53,831	117,011
Bank services	2,610	6,757	8,671
Offering expenses	—	109,237	84,732
Other operating expenses	25,184	31,589	62,082

Total selling, general and administrative expenses	1,543,688	1,838,797	2,607,718

25.	Other expenses

Other expenses for the years ended December 31 were as follows:

	2011	2012	2013

Tax penalties	—	—	7,044
Share of loss for the period attributable to non-controlling interest and accounted for as a liability	16,609	24,298	—
Loss on loans issued at rate different from market	30,993	—	—
Loss on acquisition of non-controlling interest classified as a liability	12,252	—	—
Other	13,328	4,440	13,045

Total other expenses	73,182	28,738	20,089

QIWI plc

Notes to consolidated financial statements (continued)

26.1.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	2011	2012	2013
Proposed, declared and approved during the year:
Final dividend for 2012: 296,000 or 5.68 per share; interim dividend for 2013:U.S.$ 48,398,014 or 0.93 per share; (2012: Final dividend for 2010: 6,475 or 0.12 per share; final dividend for 2011 U.S.$ 1,342,316 or U.S.$ 0.03 per share; interim dividend for 2012: 820,039 or 15.73 per share; 2011: Final dividend for 2010: U.S.$ 7,913,055 or U.S.$0.15 per share; interim dividends for 2011: U.S.$6,411,623 or U.S.$0.12 per share;).	416,537	866,900	1,868,939
Paid during the period:
Final dividend for 2012: 296,000 or 5.68 per share; interim dividend for 2013:U.S.$ 48,398,014 or 0.93 per share; (2012: Final dividend for 2010: 6,475 or 0.12 per share; final dividend for 2011 U.S.$ 1,342,316 or U.S.$ 0.03 per share; interim dividend for 2012: 820,039 or 15.73 per share; 2011: Final dividend for 2011: U.S.$ 7,913,055 or U.S.$ 0.15 per share; interim dividends for 2011: U.S.$ 6,411,623 or U.S.$ 0.12 per share).	424,720	865,687	1,881,082
Proposed for approval (not recognized as a liability as of December 31):
Final dividend for 2013: U.S.$ 16,700,349 or U.S.$0.32 per share. (2011: Final dividends for 2011: U.S.$ 1,342,316 or U.S.$ 0.03 per share and interim dividends for 2012: 75,215 or 1.44 per share)	115,601	—	546,589
Dividends payable as of December 31	—	—	—

During the year ended December 31, 2013 SP OOO OSMP-M (Moldova) paid dividends to non-controlling shareholders in the amount of 2,098 and QIWI Bank proposed, declared and approved dividends to non-controlling shareholders in the amount of 14. Dividends payable as of December 31, 2013 relates to dividends payable by QIWI Bank to non-controlling shareholders in amount of 21 (other current liabilities).

During the year ended December 31, 2012 SP OOO OSMP-M (Moldova) paid dividends to non-controlling shareholders in the amount of 908 and QIWI Bank proposed, declared and approved dividends to non-controlling shareholders in the amount of 6. Dividends payable as of December 31, 2012 relates to dividends payable by QIWI Bank to non-controlling shareholders in amount of 6 (other current liabilities).

During the year ended December 31, 2011, Diomachin Ltd paid dividends to non-controlling shareholders in the amount of 54,682 and TOO OSMP paid dividends to non-controlling shareholders in the amount of 22,902 (dividends in amount of 16,781 were offset with loans issued by the Group to non-controlling shareholders). No dividends were payable as of December 31, 2011 to non-controlling shareholders.

Prior to 2012, the Company distributed dividends in U.S.$, but starting from 2012 it began to pay dividends mostly in Russian rubles. The Company itself is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

QIWI plc

Notes to consolidated financial statements (continued)

26.2	IPO expenses

In May 2013 in the initial public offering (IPO) of the Company 13,473,808 shares in the form of American Depositary Shares (ADSs) were sold by existing shareholders of the Company at the price of U.S.$ 17 per ADS. The Company received no proceeds from the IPO.

The underwriters agreed to reimburse the Company for a portion of the shareholders expenses in connection with the IPO in the amount of 72,836. The Company distributed a portion of this reimbursement to the selling shareholders in the form of a non-proportional distribution of dividends during the year ended December 31, 2013 in the amount of 67,643. Both the expense reimbursement by the underwriters and the non-proportional distribution of dividends to the selling shareholders were recorded through “other reserves” in the statement of shareholders’ equity.

27.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

Starting from January 1, 2013, the Company is subject to a 12.5% corporate income tax applied to its worldwide income (prior to that it was 10%). Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20% on net profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange). Dividend income is unconditionally exempt from Income Tax. In certain cases dividends received from abroad may be subject to defence contribution at the rate of 20% for the year 2012 and 2013 and 17% for 2014 and thereafter.

Under certain conditions interest income may be subject to defence contribution at the rate of 30% (10% to August 30, 2011, 15% to April 29, 2013). In such cases this interest will be exempt from corporation tax.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2013 and 2012, relate to the following:

	As of December 31, 2012	As of December 31, 2013

Property and equipment	1,836	(2,601)
Intangible assets	(48,335)	(64,765)
Inventories	2,253	3,202
Other non-current assets	(3,265)	(4)
Trade and other payables	38,862	58,415
Allowance for doubtful accounts	76,537	112,058
Tax loss carry forwards	13,641	36,438
Loans issued	3,884	15,465
Debt instruments	(3,800)	(45)
Deferred revenue	3,105	4,693
Taxes on unremitted earnings	(20,101)	(21,599)
Other	—	2,679

Total	64,617	143,936

Not recognized deferred tax assets	(6,877)	(19,233)

Net deferred income tax asset	57,740	124,703

including:
Deferred tax asset	101,805	183,333
Deferred tax liability	(44,065)	(58,630)

Deferred tax asset arising from tax loss carry forwards relates to loss making subsidiaries operating principally in Romania, USA and Latvia. Term of expiration of the related tax loss carry forwards is 7 years in Romania, 8 years in Latvia and without limits in other jurisdictions.

Deferred tax assets relating to tax loss carry forwards amounting to 19,233 were not recognized as of December 31, 2013 (2012 – 6,877) because the Group does not believe that the realization of related deferred tax assets is probable.

The Company does not intend to distribute a portion of its accumulated undistributed foreign earnings. At December 31, 2013 the amount of tax that it would pay to distribute them would be 21,599 (2012 – 20,101).

The Company intends to repatriate all 2013 earnings from its Russian subsidiaries, which resulted in accrual of respective taxes on unremitted earnings.

	2011	2012	2013
Deferred income tax asset, net as of January 1	24,513	44,035	57,740
Effect of acquisitions of subsidiaries	—	—	(9,075)
Deferred tax benefit	19,522	13,705	76,038

Deferred income tax asset, net as of December 31	44,035	57,740	124,703

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax (continued)

For the year ended December 31, income tax expense included:

	2011	2012	2013
Total tax expense from continuing operations	(240,523)	(407,729)	(609,509)
including:
Current income tax expense	(270,108)	(426,887)	(685,547)
Deferred tax benefit	29,585	19,158	76,038

Total tax expenses from discontinued operations	(18,687)	(6,828)	—
including:
Current income tax expense	(8,624)	(1,375)	—
Deferred tax expense	(10,063)	(5,453)	—

Income tax expense for the year	(259,210)	(414,557)	(609,509)

Theoretical and actual income tax expense for continuing operations is reconciled as follows:

	2011	2012	2013

Profit before tax from continuing operations	826,502	1,455,870	2,444,883
Theoretical income tax expense at the Company’s tax rate of 12.5% (Cyprus) (10% in 2012 and 2011)	(82,650)	(145,587)	(305,610)
Increase resulting from the tax effect of:
Non-deductible expenses	(34,514)	(52,808)	(110,199)
Tax on dividends	(34,876)	(53,189)	(100,022)
Effect of income of subsidiaries taxed at different rates	(85,554)	(141,139)	(81,322)
Unrecognized tax assets	(824)	(15,006)	(12,356)
Other	(2,105)	—	—

Total income tax expense	(240,523)	(407,729)	(609,509)

Theoretical and actual income tax expense for discontinued operations is reconciled as follows:

	2011	2012

Profit before tax from discontinued operations	(137,568)	(233,535)
Theoretical income tax expense at the Company’s tax rate of 10% (Cyprus)	13,757	23,354
Increase resulting from the tax effect of:

Non-deductible expense and non-taxable income	3,551	168
Difference due to change in tax legislation	(8,698)	—
Tax on dividends	426	23
Effect of loss of subsidiaries taxed at different rates	26,258	20,406
Unrecognized tax assets	(53,981)	(41,494)
Non-taxable gain from disposal of subsidiaries	—	4,655
Tax effect of non-deductible loss on re-measurement to fair value	—	(13,940)

Total income tax expense	(18,687)	(6,828)

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in uncertainty regarding further economic growth, availability of financing and cost of capital, which could negatively affect the Group’s future financial position, results of operations and business prospects.

Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

Due to its international structure, the Group is subject to permanent establishment and transfer pricing risks in various jurisdictions it operates in. The Group manages the related risks by looking at its management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed with respect to these matters, they may be material. The new Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. The Group will determine its tax liabilities arising from “controlled” transactions using actual transaction prices. Due to the uncertainty and absence of current practice of application of the current Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions and accrue additional tax liabilities unless the Group is able to demonstrate the use of market prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

The Group’s operations and financial position will continue to be affected by Russia and the CIS political developments, including the application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect on the Group could have a severe impact on the Group’s operations or its financial position in Russia and the CIS.

While management believes, it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Government regulation of the electronic payment systems

In certain jurisdictions where the Group operates, the legislation on e-payments is not yet mature and is developing, and no assurance can be made that if such legislation is changed or the new legislation adopted it will be beneficial to the Group’s business. From time to time, the Group may also be subject to investigations in the area of anti-money laundering by the regulatory authorities, including Anti-Monopoly authorities. The subject of investigation varies and may include alleged violations of the Russian law on advertising, in particular related to consents from Group consumers for sending them SMS advertising messages. Historically, the penalties imposed on us as a result of such investigations were insignificant. In addition, we generally dispute them in due course, and expect to be able to resolve such disputes in Group favor. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Starting from November 2013, certain mobile network operators introduced measures to limit the number of SMS delivered to their customers. These measures may substantially increase the fees for delivering SMS to the Group’s consumers, as well as limit the amount of such SMS delivered. As a consequence, the Group’s management expects that SMS advertising revenues may be materially negatively affected going forward.

Anti-Trust Investigation in Kazakhstan

In March 2012, a Group subsidiary in Kazakhstan became subject to the anti-trust investigation conducted by the Competition Protection Agency of the Republic of Kazakhstan, or the Agency, concerning alleged abuse of its dominant electronic payment market position in this country. The maximum liability to which the Group can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. No fine has been levied as a result of the investigation, but the Agency has issued an order to rectify violations of the anti-trust legislation. The Group has complied with the orders and has taken actions to remedy applicable failures. The Group expects similar investigations by the Agency in future to recur, but cannot reliably estimate at this time the amounts of claims that can be brought against the Group in the future in connection with them.

Risk of cybersecurity breach

The Company stores and/or transmits sensitive data, such as credit or debit card numbers and mobile phone numbers, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. However, any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all business matters will not have a material impact on the Group’s financial position or operating results.

Cyprus issue

The Cyprus economy has been adversely affected from the crisis in the Cyprus banking system in conjunction with the inability of the Republic of Cyprus to borrow from international markets. As a result, the Republic of Cyprus entered into negotiations with the European Commission, the European Central Bank and the International Monetary Fund (the “Troika”), for financial support, which resulted into an agreement and the Eurogroup decision of March 25, 2013. The decision included the restructuring of the two largest banks in Cyprus Laiki Bank and Bank of Cyprus. During 2013 the Cyprus economy contracted further with a decrease in the Gross Domestic Product.

Following the positive outcome of the first, second and third quarterly reviews of Cyprus’s economic programme by the European Commission, the European Central Bank and the International Monetary Fund during 2013, the Eurogroup endorsed the disbursement of the scheduled tranches of financial assistance to Cyprus.

The Group’s assets domiciled in Cyprus are not significant, and on this basis the directors and management do not anticipate any material impact on the future recovery of the Group’s assets from the resolution of this issue.

Operating lease commitments

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and seven (for office buildings) years. Total lease expense for the year ended December 31, 2013 is for rent of office places 190,752 (2012 – 119,432; 2011 – 117,515) and for kiosk places rent 85,025 (2012 – 95,214; 2011 – 237,936).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2013 are as follows:

Within one year	140,707
After one year but not more than five years	445,738
More than five years	163,963

Pledge of assets

As of December 31, 2013 the Group pledged debt instruments with the carrying amount of 400,000 (2012 – 1,174,700) as collateral for merchants, 1,083,574 (2012 – 0) as collateral for VTB bank guarantee issued to VISA and 462,732 (2012 – 0) as coverage for supporting its short-term overnight credit facility at CB RF.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the relevant financial year and balances with related parties as of the end of the relevant years:

Category of related party	Amounts owed by related parties	Amounts owed to related parties	Cash due to related party customers

As of December 31, 2013
Associates	5,255	—	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(14,016)	—
Other operations	1,581	—	(229,585)
Other related parties (C)	30,186	(533,635)	(3,828)

As of December 31, 2012
Associates (A)	157,145	(53,966)	(11,032)
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(16,700)	—
Other operations	—	—	(232,682)
Other related parties	7,568	(198,423)	(14,475)

Category of related party	Revenue from related parties	Cost of revenue to related parties	Operating income and expenses	Interest paid/ received

The year ended December 31, 2013
Associates	85,379	(2,463)	—	16,804
Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(123,268)	—
Share-based payments	—	—	(61,609)	—
Other operations	74	(2)	(1,212)	—
Other related parties (B) (C)	346,129	(121,780)	(12,029)	(7,005)

The year ended December 31, 2012
Associates	231,003	(4)	—	23,889

Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(124,164)	—
Share-based payments	—	—	(20,576)	—
Other operations	—	—	—	210
Other related parties (B)	127,213	(9,545)	(7,586)	(3,802)

The year ended December 31, 2011
Associates	154,486	—	(27,434)	794

Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(130,963)	—
Other related parties (B)	70,696	(193,630)	(4,446)	(1,855)

(A)	Before December 27, 2013 one of the associates acted as an agent in the project of renting space for kiosks. The total amount owed by a related party as of December 31, 2012 is 152,061 consists of a current receivable of 249 and a loan 151,812 made by the Group. This represents the amount due for assignment of lease deposit paid by the Group to the lessor. The loan bears interest at a rate of 8% per annum. Its carrying amount was adjusted to reflect a market interest rate of 14%.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Balances and transactions with related parties (continued)

(B)	Other related parties include a group of companies controlled by one of the shareholders that act as merchants. Revenue accrued by the Group from these related parties for the year ended December 31, 2013 in the amount of 113,066 (2012 – 123,321, 2011 – 68,059) represents payment processing fees. Cost of revenue incurred from these entities by the Group for the year ended December 31, 2013 in the amount 4,508 (2012 – 2,653, 2011 - 164) represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.
(C)	Since June 7, 2013 other related parties include a group of companies under common control with one of the Group’s shareholders described in the previous paragraph above, which act as both merchants and agents for the Group and include a mobile network operator, which is one of the Group’s top three customers. Revenue accrued to the Group by these related parties from June 7 to December 31, 2013 amounts to 224,254 and represents payment processing fees. Cost of revenue, incurred to these entities by the Group in the amount 117,272 represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that The Group would use in similar contracts with non-related parties.
(D)	Short-term benefits of key management comprise cash remuneration of the members of the Board of Directors and key management. Cash remuneration of the members of the Board of Directors (each a “Director” and collectively, “Directors”) of the Company amounted to 35,174 the year ended December 31, 2013 (2012 and 2011 – nil).

The above stated balances and transactions have been entered into on terms as described above or as between the parties, are not secured, nor bear interest except that disclosed above and in Note 19.

30.	Risk management

The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are interest rate risk, foreign exchange risk, liquidity and capital management’s risks and credit risk. Management reviews and agrees policies for managing each of the risks which are summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. The Group’s income and operating cash flows are substantially independent of changes in market interest rates, because it has no significant interest-bearing assets or liabilities except for borrowings with a fixed interest rate (Note 19). The Group used fixed rate instruments in 2013 and 2012.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

As of December 31, 2013 and 2012, the Group’s net assets in foreign currencies were not significant. Taking into account the structure of its net assets and the exchange rates fluctuations in 2013 and 2012, the Group evaluated foreign exchange risk as not significant.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

Liquidity risk and capital management

The Group uses cash from shareholders’ contributions, has sufficient cash and does not have any significant outstanding debt other than interbank debt with short maturities (classified as due from banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. The Group expects that agent’s deposits will continue to be offset against future payments and not be called by the agents. Amounts due to customers and amounts due to banks and trade and other payables are due on demand.

According to CB RF requirements, a bank’s capital calculated based on Russian accounting standards should be not less than 10% of its risk-adjusted assets. As of December 31, 2013, ZAO “QIWI Bank’s” capital comprised 11% (2012 – 14%) thereby exceeding the required level. ZAO “QIWI Bank” monitors the fulfillment of requirements on a daily basis and sends the report to CB RF on a monthly basis. During the year 2013 and 2012 ZAO “QIWI Bank” met the capital adequacy requirements (CB RF).

As of December 31, 2013, the risk-adjusted capital adequacy coefficient calculated in accordance with 1988 Basel Capital Accord consisted of 31% (2012 – 26%) that exceeded minimal level (8%, 2012 – 8%).

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. Currently, the Group requires capital to finance its growth, but it generates sufficient cash from its operations. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

		Due:
	Total	On demand	Within a year	More than a year

Long-term and short-term borrowings	109,986	—	635	109,351
Trade and other payables	16,768,973	16,768,973	—	—
Amounts due to customers and amounts due to banks	831,226	831,226	—	—

Total as of December 31, 2013	17,710,185	17,600,199	635	109,351

		Due:
	Total	On demand	Within a year	More than a year

Long-term and short-term borrowings	64,867	—	26,105	38,762
Trade and other payables	14,934,194	14,934,194	—	—
Amounts due to customers and amounts due to banks	944,549	944,549	—	—

Total as of December 31, 2012	15,943,610	15,878,743	26,105	38,762

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

Credit risk

Financial assets, which potentially subject the Group and its subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and are primarily secured by collateral, which includes pledge of agents’ assets and guarantees. The above collateral does not meet criteria for separate recognition under IFRS and may be insufficient to cover the receivables, but is taken into account when assessing the impairment of related receivables and loans. The Group holds cash primarily with reputable Russian and international banks, including CB RF, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those of the banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables (Note 15). The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

	Trade and other receivables		Revenue
	As of December 31, 2012	As of December 31, 2013	2012	2013
Concentration of credit risks by main counterparties, % from total amount
Top 5	60%	33%	24%	16%
Others	40%	67%	76%	84%

Collection of receivables could be influenced by economic factors; management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

31.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Financial instruments (continued)

The fair value of the Group’s financial instruments as of December 31, 2013 and 2012, is presented by type of the financial instrument in the table below:

		As of December 31, 2012		As of December 31, 2013
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	LAR	9,943,160	9,943,160	11,636,913	11,636,913
Trade and other receivables	LAR	3,437,671	3,437,671	2,717,604	2,717,604
Debt instruments	HTM	2,367,592	2,369,435	3,012,153	3,013,975
Short-term loans	LAR	324,086	324,086	65,430	65,430
Long-term loans	LAR	185,384	185,384	10,637	10,637

Total financial assets		16,257,893	16,259,736	17,442,737	17,444,559

Financial liabilities
Long-term borrowings	FLAC	38,762	38,762	109,351	109,351
Short-term borrowings	FLAC	26,105	26,105	635	635
Trade and other payables	FLAC	14,934,194	14,934,194	16,768,973	16,768,973
Due to banks	FLAC	31,871	31,871	95,977	95,977
Bank’s customer’s accounts	FLAC	912,678	912,678	735,249	735,249

Total financial liabilities		15,943,610	15,943,610	17,710,185	17,710,185

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•	Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these assets. As of December 31, 2013 and 2012 the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

Short and long-term debt instruments include debt securities carried at amortized cost. The Group concluded that no impairment needed to be recorded at December 31, 2013 and 2012 because the difference between the amortized cost and the current fair value is immaterial.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Financial instruments (continued)

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

32.	Share-based payments

In October, 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 shares of the Company can be granted to management during the ten years of the plan term. Later in January 2013, the Company’s ESOP was amended and restated to increase the maximum amount of shares reserved for issuance under the Plan to 3,640,000 class B shares, or 7% of the Company entire issued and outstanding share capital. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following an initial public offering of the Group, the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The options can be exercised on a gross or net share basis. Upon exercise, the shares cannot be sold or otherwise transferred until after the Group achieve a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of U.S.$170,000,000 for the last four consecutive fiscal quarters.

The following table illustrates the movements in share options during the year ended December 31, 2013:

	Tranche vesting date	As of December 31, 2012	Forfeited during the period	Exercised during the period	Granted during the period	As of December 31, 2013

Tranche 1	December 21, 2012	347,232	—	(99,924)	—	247,308
Tranche 2.1	upon IPO (May 2013)	347,232	—	(99,924)	—	247,308
Tranche 2.2	January 1, 2014	429,315	(99,711)	—	246,000	575,604
Tranche 3	January 1, 2015	720,117	(230,612)	—	246,000	735,505
Tranche 4	January 1, 2016	372,882	(115,303)	—	246,000	503,579

Based on the above, as of December 31, 2013 the Company has a total of 2,309,304 options outstanding, of which 494,616 is vested and 1,814,688 are unvested.

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2013 was 230,937 (December 31, 2012 – 65,718).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2013 was 9 years.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Share-based payments (continued)

The following table presents the summary of inputs of the Black-Scholes Merton option pricing model used for the ESOP for the determination of the fair value of the granted options which was calculated separately for each tranche:

	Granted on
	December 21, 2012	November 15, 2013	November 16, 2013	December 4, 2013

Exercise price (U.S.$)	13.6452	41.2380	41.3990	46.573
Dividend yield (%)	—	2.83	2.83	2.83
Expected volatility (%)	28-30	30-32	30-32	29-32
Risk free interest rate (%)	0.75-1.09	0.34-0.63	0.34-0.63	0.30-0.61
Expected life of options (years)	5.0-6.5	2.0-3.0	2.0-3.0	2.0-3.0
Share price (U.S.$)	15.84	43.32	43.32	45.37
Grant-date fair value of the options, (U.S.$)	5.34-5.73	7.09-8.32	7.02-8.27	5.86-7.57

The expected volatility was determined by reference to the historical volatility of peer companies. The share price for options granted on December 21, 2012 was determined using the discounted cash flows projections based on financial budgets approved by the Group’s senior management covering an eight-year period (2013-2020). An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted. The share price for options granted after IPO was determined by reference to closing market prices of the Group’s traded shares. Due to lack of historical data, the expected life of the options was estimated as a mid-point average between the vesting and the expected term of each option vesting tranche.

33.	Events after the reporting date

On February 28. 2014, the board of directors of the Company approved a dividend of U.S.$ 16,700,349 (equivalent of 546,589).

At the annual general meeting held at June 2, 2014, the shareholders of the Company approved a dividend of U.S.$ 16,700,249 (equivalent of 546,589).

On May 15. 2014, the board of directors of the Company approved a dividend of U.S.$ 15,139,646 (equivalent of 540,290).

QIWI plc

Notes to consolidated financial statements (continued)

33.	Events after the reporting date (continued)

Grant of options

On February 6, 2014 the Group granted the options over 441,000 shares of the Company to its employees under ESOP, which are expected to vest as follows:

	Tranche vesting date	Quantity

Tranche 1	February 6, 2014	147,000
Tranche 2	January 1, 2015	147,000
Tranche 3	January 1, 2016	147,000

The weighted average exercise price of the options is U.S.$ 36.091 per share.

On February 14, 2014 the Group granted the options over 60,000 shares of the Company to its employees under ESOP, which are expected to vest as follows:

	Tranche vesting date	Quantity

Tranche 1	February 14, 2014	20,000
Tranche 2	January 1, 2015	20,000
Tranche 3	January 1, 2016	20,000

The weighted average exercise price of the options is U.S.$ 37.427 per share.

On May 22, 2014 the Group granted the options over 375,000 shares of the Company to its employees under ESOP, which are expected to vest as follows:

	Tranche vesting date	Quantity

Tranche 1	May 22, 2014	125,000
Tranche 2	January 1, 2015	125,000
Tranche 3	January 1, 2016	125,000

The weighted average exercise price of the options is U.S.$ 34.09 per share.

On May 23, 2014 the Group granted the options over 255,000 shares of the Company to its employees under ESOP, which are expected to vest as follows:

	Tranche vesting date	Quantity

Tranche 1	May 23, 2014	85,000
Tranche 2	January 1, 2015	85,000
Tranche 3	January 1, 2016	85,000

The weighted average exercise price of the options is U.S.$ 35.462 per share.

On May 28, 2014 the Group granted the options over 15,000 shares of the Company to its employees under ESOP, which are expected to vest as follows:

	Tranche vesting date	Quantity

Tranche 1	May 28, 2014	5,000
Tranche 2	January 1, 2015	5,000
Tranche 3	January 1, 2016	5,000

The weighted average exercise price of the options is U.S.$ 37.894 per share.

QIWI plc

Notes to consolidated financial statements (continued)

33.	Events after the reporting date (continued)

Sanctions

Subsequent to March 31 2014, international rating agencies revised their outlook of Russia’s sovereign credit rating in local and foreign currency from stable to negative following the political instability in Ukraine and heightened geopolitical risk and as a result of the imposition and prospect of further imposition of sanctions by, the U.S., EU and other countries following the accession of Crimea to Russia and Russia’s response to these sanctions. These various developments may reduce the flow of potential investment into Russia, limit at the activity of international payment system operators such as Visa and Master Card in Russia, trigger further capital outflows from Russia and have further negative consequences for Russia, the sector in which the Group operates and the Group itself.

Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

National Payment System law amendments

Amendments to the law “On the national payment system” and to the anti-terrorism legislation were enacted and shall have legal effect starting from May 15, 2014. The law includes no limits on consumer to business payment transactions. However, under the new law, customers who do personalize their Visa QIWI Wallet account through a simplified identification procedure will see their previous transaction limits significantly increased to 60,000 Rubles per day and 200,000 Rubles per month, up from 15,000 Rubles and 40,000 Rubles previously. Management believes this provision could be a long-term positive for the Group, as it plans to identify certain Visa QIWI Wallet customers. Next, the law does prohibit unidentified P2P money transfers. As a result, Visa QIWI Wallet customers who wish to make personal, wallet-to-wallet money transfers will be required to go through an identification procedure. The Group expects little or no impact to its current business as a result of this as the Group does not charge its customers for P2P money transfer.

As at the date hereof the Group takes all possible measures to bring its current activities in compliance with the requirements of the above mentioned amendments to law. Though certain clauses of the law may impact the loan repayment and money remittance volumes and the Group is currently assessing the potential impact on its business. The analysis has not yet been completed, but the adverse impact on Group’s business cannot currently be ruled out.

QIWI Bank issues

The legal meaning of the prepaid cards in accordance with the existing law is not clear, the Group used to consider them as a different form of payment not expressly provided but not prohibited by Russian law.

At the end of March, 2014 QIWI Bank received an opinion of the Bank of Russia on this issue according to which prepaid cards are classified as electronic payment instruments as the Bank of Russia presumes that there are no other forms of payments than expressly provided by law. The Group realizes that based on the aforesaid opinion, the Bank of Russia may further issue an instruction to rectify discovered violations. As a result QIWI Bank may be subject to fines and/or additional regulations which may impact QIWI Bank’s business and results of operations in the future.

QIWI plc

Notes to consolidated financial statements (continued)

33.	Events after the reporting date (continued)

Russian de-offshorization

Recent legislative initiatives in the context of Russia’s tax policies aimed at combating tax base erosion and profit shifting indicate that the level of potential risks associated with the operating structure and ownership structure of groups of companies may grow in the foreseeable future.

The initiatives include proposals to establish in law such international concepts and approaches as “taxation of controlled foreign companies”, “tax residence of organizations” and “actual recipient (owner) of income”. There are measures to increase the level of co-operation with foreign tax authorities and information exchange regarding the application of international double taxation treaties.

It is also expected that tougher administrative and criminal sanctions will be introduced for illegal capital export, tax evasion, and so on. Particular close attention will be paid to the disclosure of companies’ beneficiaries where there is access to State procurement orders, subsidies and other types of State support.

The establishment of such measures in law will have a significant impact on the conduct of business in Russia and may in the future result in additional tax risks for existing holding structures.

New segment presentation in 2014

Starting from January 1, 2014, the Group has adjusted its segment presentation due to growing interconnectedness and interrelation between QIWI Wallet and QIWI Distribution segments. As a result, the Group does not separate QD, VQW and “Corporate and other” segments in the presentation of operating results to CODM. The review and analysis is performed by the management of the Group based on segment net revenue, segment profit before tax and segment net profit for the whole Group to develop the understanding of the Group’s business. The segment presentation for the years ended 2013, 2012 and 2011 has been adjusted to reflect these changes as disclosed in Note 9.